Exhibit 99.1

SECOND QUARTER REPORT 2014

Barrick Reports Second Quarter 2014 Results

TORONTO, July 30, 2014 – Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the company) today reported a second quarter net loss of $269 million ($0.23 per share), reflecting an impairment charge of $514 million related to the Jabal Sayid copper project. Adjusted net earnings were $159 million ($0.14 per share). Operating cash flow and adjusted operating cash flow was $488 million.

OPERATING HIGHLIGHTS AND GUIDANCE

Gold	Second Quarter 2014	Revised 2014 Guidance	Previous 2014 Guidance
Production (000s of ounces)	1,485		6,000-6,500
All-in sustaining costs ($ per ounce)	865	900-940	920-980
Adjusted operating costs ($ per ounce)	594	580-630	590-640

Copper
Production (millions of pounds)	67		410-440
C1 cash costs ($ per pound)	2.04		1.90-2.10
TOTAL CAPITAL EXPENDITURES ($ millions)	502	2,200-2,500	2,400-2,700

“Second quarter all-in sustaining costs of $865 per ounce in a lower production quarter clearly demonstrate our ongoing and relentless focus on company-wide cost management,” said outgoing President and CEO, Jamie Sokalsky. “The commitment by our mine managers to cost reduction and capital efficiency has allowed us to lower our mid-year operating and capital cost guidance for the second year in a row.”

“Going forward, we will build on the momentum we have today,” said Co-President Kelvin Dushnisky. “Barrick will continue to focus on maximizing free cash flow and risk-adjusted returns, with a more nimble and entrepreneurial structure focused on developing internal and external partnerships that reflect the original DNA of the company.”

“Barrick has some of the best assets in the gold industry and our operations are delivering strong results,” added Co-President Jim Gowans. “We still see a lot of opportunities to surface additional value and improve efficiency across our portfolio as we pursue true operational excellence.”

BARRICK SECOND QUARTER 2014	1	PRESS RELEASE

Operational Excellence is a Top Priority

•	Reduced 2014 all-in sustaining cost (AISC) guidance to $900-$940 per ounce[1] and adjusted operating cost guidance to $580-$630 per ounce[1]
•	Reduced 2014 capital expenditure guidance range by $200 million to $2.2-$2.5 billion from $2.4-$2.7 billion
•	Maintaining 2014 gold production guidance of 6.0-6.5 million ounces
•	Copper guidance unchanged at 410-440 million pounds and C1 cash costs of $1.90-$2.10 per pound[1]
•

Five cornerstone mines produced 0.896 million ounces of gold at average AISC of $730 per ounce in the second quarter; these mines are anticipated to contribute about 60 percent of total production in 2014 at average AISC of $750-$800 per ounce

Progress on Portfolio Optimization

•	Since 2012, reduced the number of mines from 27 to 19 and divested non-core assets for proceeds in excess of $1.3 billion, the majority of which has been used to reduce debt
•	Ongoing process to further optimize the portfolio and reduce costs will focus on the delta between current and optimal performance and determine the quickest way to close this gap
•

In July 2014, reached an agreement to form a 50/50 joint venture with a local partner, Saudi Arabian Mining Company (Ma’aden), to operate the Jabal Sayid copper project and advance production from this first quartile cost operation

Improving Financial Flexibility

•	Increasing cash flow generation through capital and operating cost reductions
•	Cash and cash equivalents of $2.5 billion at June 30, 2014
•	Operating cash flow of $488 million in the second quarter of 2014
•	$4.0 billion available under undrawn credit facility
•	$0.3 billion of debt maturing through 2015 and approximately $1 billion due through 2017

New Executive Management Structure to Accelerate Initiatives and Foster Partnership Culture

•	Unveiled an executive management structure to respond to the distinct demands and challenges of the mining industry in today’s environment
•	Structure places a greater emphasis on operational excellence, and acceleration of portfolio optimization and cost reduction initiatives, while fostering a partnership culture
•

Two Co-Presidents appointed to execute on operating plans and strategic priorities: Kelvin Dushnisky, formerly Senior Executive Vice President responsible for Corporate and Government Affairs and Chairman of African Barrick Gold plc, and Jim Gowans, formerly Executive Vice President and Chief Operating Officer

1 All-in sustaining costs per ounce, adjusted operating costs per ounce, and C1 cash costs per pound are non-GAAP financial performance measures with no standardized definition under IFRS. See pages 46-51 of Barrick’s Second Quarter 2014 Report.

BARRICK SECOND QUARTER 2014	2	PRESS RELEASE

•

Emphasizes the critical importance of joint responsibility and accountability for the management of operations and Barrick’s key relationships with host governments and local communities that afford the company its license to operate; the Co-Presidents are responsible for the seamless execution of both functions at all times

•

Ammar Al-Joundi, formerly Executive Vice President and Chief Financial Officer, has been promoted to Senior Executive Vice President and Chief Financial Officer, and will work with the Chairman on the development and execution of strategy

•

Darian Rich, formerly Senior Vice President, Human Resources, has been promoted to Executive Vice President, Talent Management, reflecting the critical requirement that any company seeking to be the leader in its field must attract, retain and develop exceptional people

•	Outgoing President and Chief Executive Officer Jamie Sokalsky to step down effective September 15, 2014

Two New Independent Directors Appointed

•

The Board of Directors has appointed Mr. J. Michael Evans, former Vice Chairman of Goldman Sachs and Mr. Brian Greenspun, Chairman and CEO of Greenspun Media Group and a prominent Nevada business leader, to serve as independent directors on Barrick’s Board. See the Appendix on page 8 for additional biographical details.

FINANCIAL DISCUSSION

Second quarter 2014 adjusted net earnings were $159 million ($0.14 per share)2 compared to $663 million ($0.66 per share) in the prior year period. The decrease was primarily due to lower realized gold and copper prices and lower gold and copper sales volumes. The net loss for the second quarter was $269 million ($0.23 per share) compared to a net loss of $8.56 billion ($8.55 per share) in the prior year quarter.

Significant adjusting items for the quarter include:

•	$514 million impairment charge relating to the Jabal Sayid project, consisting of goodwill and asset impairment charges of $316 million and $198 million, respectively
•	$34 million in unrealized gains on non-hedge derivative instruments
•	$24 million in gains on sale of assets
•	$31 million in unrealized foreign currency translation losses

Second quarter operating cash flow of $488 million compares to $907 million in the prior year period. The decrease primarily reflects lower gross margin. Adjusted operating cash flow of $488 million2 compares to $815 million in the prior year period.

2 Adjusted net earnings, adjusted net earnings per share and adjusted operating cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. See pages 46-51 of Barrick’s Second Quarter 2014 Report.

BARRICK SECOND QUARTER 2014	3	PRESS RELEASE

GOLDRUSH AND OTHER OPPORTUNITIES IN NEVADA

Barrick continues to focus its exploration and growth efforts on Nevada. It is one of the most stable jurisdictions in the world and the company has a strong track record of proving up reserves in the region. Approximately 50 percent of Barrick’s 2014 exploration budget3 is allocated to Nevada with a large majority to be used to advance Goldrush, the only significant green-field discovery by a major gold producer in the past five years. Beyond Goldrush, Barrick has several other growth opportunities and projects in Nevada near its top tier mines, including Cortez and Goldstrike, with the potential to exceed company risk-adjusted return hurdles.

The Goldrush project is located about six kilometers from the Cortez mine. It is currently in the pre-feasibility stage and the study remains on schedule for completion in mid-2015. The company is evaluating a number of development options, including underground mining or a combination of underground and open pit mining. Infill drilling is confirming continuity of high grade mineralization and supporting an underground mining scenario. During the second quarter, Barrick submitted a permit application for an exploration decline, which will help to better define the existing resource and allow the company to test for additional mineralization beyond the northern end of the deposit.

At Cortez, drilling in the Lower Zone is in the final stages of a program to upgrade and expand the resources. The Lower Zone is characterized by strong and continuous ore zones. A pre-feasibility study to evaluate deeper mining below the currently permitted level is expected to be completed by late 2015. Below this level, the Lower Zone is mostly oxide and higher grade than the zones above. Drilling has yet to determine the limits of the Lower Zone and recent drilling results have met or exceeded expectations. Based on these results, the Lower Zone exploration drift will be extended another 500 feet to the south in early 2015 to enable further step-out drilling.

During the second quarter, an Environmental Impact Assessment and Plan of Operations were approved for the 60-percent owned South Arturo project, another near-mine discovery which is located approximately eight kilometers northwest of Goldstrike. South Arturo has 1.7 million ounces4 in reserves, 2.4 million ounces4 of measured and indicated resources and 0.4 million ounces4 of inferred resources (100 percent basis). Barrick plans to start development in late 2015 and mine the high grade, high return portion of the resource (approximately 0.44 million ounces on a 100 percent basis) in 2016 and 2017. The bulk of the ore will be processed through Goldstrike’s refractory facilities. Due to its high grade, near surface nature, the project is expected to have lower capital development and operating costs than Goldstrike.

Turquoise Ridge contains over 6.7 million ounces (100 percent basis) in reserves at an average grade of 0.51 ounces per ton, and is the highest reserve grade deposit in the company’s operating portfolio. The operation is currently restricted by haulage and ventilation constraints. One option being considered is an additional shaft to reduce haulage distances. This could increase production by 75 percent for five to eight years. A pre-feasibility study on this scenario is expected to be completed in late 2014.

3 Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

4 For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 27-37 of Barrick’s 2013 Form 40-F.

BARRICK SECOND QUARTER 2014	4	PRESS RELEASE

PASCUA-LAMA RAMP-DOWN COMPLETE

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at Pascua-Lama, except for activities required for environmental and regulatory compliance. The ramp-down process has been completed on schedule and budget and the mine is now on care and maintenance. The company expects to incur costs of approximately $300 million5 this year, in-line with original guidance, related to the ramp-down, care and maintenance activities and social and environmental obligations.

A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. To improve execution and cost control, remaining development will take place in distinct stages with specific work programs and budgets. Barrick continues to explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements.

During the second quarter, Barrick signed a Memorandum of Understanding (MoU) with a group of 15 Diaguita indigenous communities and associations in Chile’s Huasco province. The MoU marks a first step in establishing dialogue and working to build trust with members of this important stakeholder group. As part of the MoU, Barrick will make technical and environmental information about the Pascua-Lama project available to the communities and provide financial resources and materials required to support analysis of this information.

OPERATING RESULTS DISCUSSION

Cortez

The Cortez mine produced 0.22 million ounces at AISC of $754 per ounce in the second quarter. Production was impacted by negative grade reconciliations from mining in the GAP area; however, this shortfall is expected to be partially recovered in the second half of the year with a contribution of higher grade ounces from the Cortez Hills open pit. As a result, 2014 production is expected to be at the low end of the guidance range of 0.925-0.975 million ounces and AISC are expected to be at the high end of the range of $750-$780 per ounce.

Goldstrike

Goldstrike produced 0.21 million ounces in the second quarter at AISC of $886 per ounce. Costs benefited from higher than expected production on higher grades and recoveries from the open pit operation, and lower capital stripping related to ongoing optimization of the mine plan. The autoclave facility is undergoing modifications that will enable Goldstrike to accelerate the cash flow from about 4.0 million stockpiled ounces through the addition of a patented thiosulfate process. The modified autoclaves are forecast to contribute an average of 0.350-0.450 million ounces of annual production at a similar AISC to the overall operation in the first full five years following implementation of this process. First production is on track for the fourth quarter of 2014. Production at Goldstrike for 2014 is expected to be at the high end of the guidance range of 0.865-0.915 million ounces and AISC at the

5 About 25 percent is expected to be capitalized. Actual expenditures will be dependent on a number of factors, including environmental and regulatory requirements.

BARRICK SECOND QUARTER 2014	5	PRESS RELEASE

low end of the range of $920-$950 per ounce. In 2015, production is expected to exceed 1.0 million ounces6 with contributions from the modified autoclaves.

Pueblo Viejo

Barrick’s 60 percent share of production from Pueblo Viejo in the second quarter was 0.16 million ounces at AISC of $587 per ounce. The autoclaves have achieved targeted and sustainable run rates but will undergo some planned downtime related to scheduled maintenance in the second half of the year. Production for 2014 is expected to be in the range of 0.600-0.700 million ounces and AISC to be at the high end of the range of $510-$610 per ounce as a result of higher sustaining capital expenditures, primarily due to an increase in capitalized stripping costs.

Lagunas Norte

Lagunas Norte produced 0.12 million ounces at AISC of $593 per ounce in the second quarter. Production was impacted by a construction delay on the new Phase 5 area of the leach pad, which resulted in ore being placed at higher levels of the existing leach pad. Higher grades are anticipated in the second half of the year, as well as faster recoveries from the new leach pad area which is expected to be in operation in the third quarter. Production for 2014 is expected to be at high end of the guidance range of 0.570-0.610 million ounces and AISC at the low end of the range of $640-$680 per ounce.

Veladero

The Veladero mine had a strong quarter, producing 0.19 million ounces at AISC of $740 per ounce. Costs benefited from higher silver credits in the first half of the year. AISC are expected to be higher in the second half of the year primarily due to the timing of sustaining capital expenditures and also from lower silver credits as ore will be sourced mainly from a different pit. Production in 2014 is anticipated to be at the high end of the guidance range of 0.650-0.700 million ounces and AISC at the low end of the range of $940-$990 per ounce.

North America Portfolio

Barrick’s other North American mines consist of Bald Mountain, Round Mountain, Turquoise Ridge, Golden Sunlight, Ruby Hill and Hemlo. This segment produced 0.21 million ounces in the second quarter at AISC of $973 per ounce and is anticipated to produce 0.795-0.845 million ounces in 2014 at the low end of the AISC guidance range of $1,075-$1,100 per ounce.

Australia Pacific

Australia Pacific produced 0.27 million ounces at AISC of $856 per ounce in the second quarter. The Porgera mine contributed 0.12 million ounces at AISC of $959 per ounce. The KCGM and Cowal operations contributed strong results on higher grades and recoveries, and higher throughput,

6 Actual results may vary depending on how the ramp-up of the thiosulfate project progresses.

BARRICK SECOND QUARTER 2014	6	PRESS RELEASE

respectively. Production for Australia Pacific in 2014 is forecast at the high end of the guidance range of 1.000-1.080 million ounces and AISC at the low end of the range of $1,050-$1,100 per ounce.

African Barrick Gold (ABG)

Second quarter attributable production from ABG was 0.11 million ounces at AISC of $1,105 per ounce, demonstrating continued operational improvements. Barrick’s share of 2014 production from ABG is anticipated to be above the high end of the guidance range of 0.430-0.460 million ounces and AISC at the low end of the range of $1,100-$1,175 per ounce.

Global Copper

Copper production in the second quarter was 67 million pounds at C1 cash costs of $2.04 per pound. Lumwana contributed 12 million pounds at C1 cash costs of $2.49 per pound, reflecting a partial collapse of the main conveyor in mid-April which suspended processing activities. The conveyor was repaired and normal plant operations resumed in July, ahead of schedule. The Zaldívar mine produced 55 million pounds in the second quarter at C1 cash costs of $1.83 per pound.

Copper guidance for 2014 continues to be expected at 410-440 million pounds and C1 cash costs of $1.90-$2.10 per pound.

In July, Barrick reached an agreement to form a joint venture with Saudi Arabian Mining Company (Ma’aden) to operate the Jabal Sayid copper project. The transaction is expected to close in the fourth quarter of 2014. First production is expected in late 2015 with average annual output of 100-130 million pounds of copper in concentrate at first quartile C1 cash costs during its first full five years of operation.

BARRICK SECOND QUARTER 2014	7	PRESS RELEASE

APPENDIX – Board Appointment Details

Mr. J. Michael Evans, New York, New York

J. Michael Evans served as Vice Chairman of Goldman Sachs from February 2008 until his retirement in December 2013. Mr. Evans was chairman of the firm’s Asia operations from 2004 to 2013 and was the global head of Growth Markets from January 2011 to December 2013. He joined Goldman Sachs in 1993 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. Mr. Evans is also a nominee to the Board of Directors of Alibaba Group Holding Ltd., the board of which will be established in conjunction with the company’s initial public offering. He was born in Toronto, Canada and received a bachelor’s degree in politics from Princeton University in 1981. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Mr. Brian Greenspun, Las Vegas, Nevada

Brian Greenspun is a prominent Nevada businessman with strong relationships across the state’s business and political community. As Chairman and CEO of the Greenspun Corporation from 1989 to 2010, he built a small family newspaper business into a diversified group of companies spanning publishing, cable television, internet and real estate. He is currently Chairman and CEO of the Greenspun Media Group, Publisher and Editor of the Las Vegas Sun and an active supporter of youth programs and public education in Nevada. Mr. Greenspun was appointed by President Bill Clinton to the White House Commission on Small Business in the early 1990s. He was also a member of the Board of Directors of the Tribune Company from 2009 to 2012. Mr. Greenspun holds both a B.A. and a Law degree from Georgetown University.

BARRICK SECOND QUARTER 2014	8	PRESS RELEASE

Key Statistics

Barrick Gold Corporation

(in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Operating Results
Gold production (thousands of ounces)[1]	1,485	1,811	3,073	3,608
Gold sold (thousands of ounces)[1]	1,516	1,815	3,134	3,562
Per ounce data
Average spot gold price	$1,288	$1,415	$1,291	$1,523
Average realized gold price[2]	1,289	1,411	1,287	1,518
Adjusted operating costs[2]	594	552	588	558
All-in sustaining costs[2]	865	910	849	922
All-in costs[2]	945	1,267	940	1,314
Adjusted operating costs (on a co-product basis)[2]	615	579	610	586
All-in sustaining costs (on a co-product basis)[2]	886	937	871	950
All-in costs (on a co-product basis)[2]	966	1,294	962	1,342
Copper production (millions of pounds)	67	134	171	261
Copper sold (millions of pounds)	73	135	184	250
Per pound data
Average spot copper price	$3.08	$3.24	$3.14	$3.42
Average realized copper price[2]	3.17	3.28	3.08	3.41
C1 cash costs[2]	2.04	1.75	2.08	2.08
Depreciation[3]	0.37	0.42	0.37	0.38
Other[4]	0.11	0.10	0.14	0.15
C3 fully allocated costs[2]	2.52	2.27	2.59	2.61
Financial Results (millions)
Revenues	$2,432	$3,201	$5,064	$6,600
Net loss[5]	(269)	(8,555)	(181)	(7,708)
Adjusted net earnings[2]	159	663	397	1,586
Operating cash flow	488	907	1,073	1,992
Adjusted operating cash flow[2]	488	815	1,073	1,974
Per Share Data (dollars)
Net loss (basic)	(0.23)	(8.55)	(0.16)	(7.70)
Adjusted net earnings (basic)[2]	0.14	0.66	0.34	1.58
Net loss (diluted)	(0.23)	(8.55)	(0.16)	(7.70)
Weighted average basic common shares (millions)	1,165	1,001	1,165	1,001
Weighted average diluted common shares (millions)[6]	1,165	1,001	1,165	1,001
			As at June 30,	As at December 31,
			2014	2013
Financial Position (millions)
Cash and equivalents			$2,549	$2,404
Non-cash working capital			3,492	3,060
[1]	Production includes African Barrick Gold (“ABG”) on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Yilgarn South up to September 30, 2013, Plutonic up to January 31, 2014, Kanowna up to March 1, 2014 and Marigold up to April 4, 2014, the effective dates of sale of these assets. Sales include our equity share of gold sales from ABG and Pueblo Viejo.
[2]	Realized price, adjusted operating costs, all-in sustaining costs, all-in costs, adjusted operating costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, C3 fully allocated costs, adjusted net earnings and adjusted operating cash flow are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[3]	Represents equity depreciation expense divided by equity pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Net loss represents net loss attributable to the equity holders of the Company.
[6]	Fully diluted includes dilutive effect of stock options.

BARRICK SECOND QUARTER 2014	9	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)					All-in sustaining costs[5] ($/oz)
	Three months ended		Six months ended		Three months ended		Six months ended
		June 30,		June 30,		June 30,		June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Gold
Goldstrike	214	187	476	417	$886	$1,226	$808	$994
Cortez	217	417	444	760	754	376	706	392
Pueblo Viejo	161	122	320	218	587	635	587	725
Lagunas Norte	115	131	249	276	593	663	552	604
Veladero	189	140	347	345	740	768	768	724
North America Portfolio[1]	205	202	428	405	973	1,258	963	1,253
Australia Pacific[2]	268	465	573	912	856	1,016	850	1,046
African Barrick Gold[3]	114	122	232	230	1,105	1,404	1,118	1,483
Other[4]	2	25	4	45	2,794	1,383	2,266	1,383
Total	1,485	1,811	3,073	3,608	$865	$910	$849	$922

	Copper Production (attributable pounds) (millions)				C1 Cash Costs[5] ($/lb)
	Three months ended			Six months ended	Three months ended		Six months ended
		June 30,		June 30,		June 30,		June 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Total	67	134	171	261	$2.04	$1.75	$2.08	$2.08

					Total Gold Production Costs ($/oz)
					Three months ended			Six months ended
						June 30,		June 30,
					2014	2013	2014	2013
Direct mining costs before impact of hedges at market foreign exchange rates					$600	$602	$595	$608
Gains realized on currency hedge and commodity hedge/economic hedge contracts					(23)	(42)	(21)	(46)
Other[6]					-	(14)	-	(14)
By-product credits					(21)	(27)	(22)	(28)
Royalties					38	33	36	38
Adjusted operating costs[5]					594	552	588	558
Depreciation					202	210	199	203
Other[6]					-	14	-	14
Total production costs					$796	$776	$787	$775
Adjusted operating costs[5]					$594	$552	$588	$558
General & administrative costs					43	35	49	41
Rehabilitation - accretion and amortization (operating sites)					21	19	21	22
Mine on-site exploration and evaluation costs					4	9	3	8
Mine development expenditures					117	173	117	164
Sustaining capital expenditures					86	122	71	129
All-in sustaining costs[5]					$865	$910	$849	$922
All-in costs[5]					$945	$1,267	$940	$1,314

					Total Copper Production Costs ($/lb)
					Three months ended			Six months ended
						June 30,		June 30,
					2014	2013	2014	2013
C1 cash costs[5]					$2.04	$1.75	$2.08	$2.08
Depreciation[7]					0.37	0.42	0.37	0.38
Other[8]					0.11	0.10	0.14	0.15
C3 fully allocated costs[5]					$2.52	$2.27	$2.59	$2.61
[1]	Includes production from Marigold up to April 4, 2014, the effective date of sale of this asset.
[2]	Includes production from Yilgarn South up to September 30, 2013, Plutonic up to January 31, 2014 and Kanowna up to March 1, 2014, the effective dates of sale of these assets.
[3]	Figures relating to African Barrick Gold are presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter, which reflects our equity share of production.
[4]	Production and all-in sustaining costs include Pierina.
[5]	Adjusted operating costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[6]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold. Barrick Energy was divested in the third quarter of 2013.
[7]	Represents equity depreciation expense divided by equity pounds of copper sold.
[8]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

BARRICK SECOND QUARTER 2014	10	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2014, in comparison to the corresponding prior–year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 30, 2014, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2014 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 52 to 75. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2013, the related annual MD&A included in the 2013 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other

BARRICK SECOND QUARTER 2014	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2014	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK SECOND QUARTER 2014	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of 2014 Second Quarter Results

($ millions, except where indicated)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Financial Data
Revenue	$ 2,432	$ 3,201	$ 5,064	$ 6,600
Net loss[1]	(269)	(8,555)	(181)	(7,708)
Per share (“EPS”)[2]	(0.23)	(8.55)	(0.16)	(7.70)
Adjusted net earnings[3]	159	663	397	1,586
Per share (“adjusted EPS”)[2,3]	0.14	0.66	0.34	1.58
Total project capital expenditures[4,5]	(4)	588	47	1,301
Total capital expenditures - expansion[4]	84	136	174	243
Total capital expenditures - sustaining[4]	422	670	790	1,295
Operating cash flow	488	907	1,073	1,992
Adjusted operating cash flow[3]	488	815	1,073	1,974
Free cash flow[3]	$ (128)	($ 737)	$ (159)	($ 957)

Operating Data
Gold
Gold produced (000s ounces)[6]	1,485	1,811	3,073	3,608
Gold sold (000s ounces)[6]	1,516	1,815	3,134	3,562
Realized price ($ per ounce)[3]	$ 1,289	$ 1,411	$ 1,287	$ 1,518
Adjusted operating costs ($ per ounce)[3]	$ 594	$ 552	$ 588	$ 558
Adjusted operating costs on a co-product basis ($ per ounce)[3]	$ 615	$ 579	$ 610	$ 586
All-in sustaining costs ($ per ounce)[3]	$ 865	$ 910	$ 849	$ 922
All-in sustaining costs on a co-product basis ($ per ounce)[3]	$ 886	$ 937	$ 871	$ 950
All-in costs ($ per ounce)[3]	$ 945	$ 1,267	$ 940	$ 1,314
All-in costs on a co-product basis ($ per ounce)[3]	$ 966	$ 1,294	$ 962	$ 1,342
Copper
Copper produced (millions of pounds)	67	134	171	261
Copper sold (millions of pounds)	73	135	184	250
Realized price ($ per pound)[3]	$ 3.17	$ 3.28	$ 3.08	$ 3.41
C1 cash costs ($ per pound)[3]	$ 2.04	$ 1.75	$ 2.08	$ 2.08
[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 46 - 51 of this MD&A.
[4]	These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[5]	Project capital expenditures were negative in second quarter 2014 due to the closing out of contract claim accruals at Pascua-Lama.
[6]	Gold production and sales include African Barrick Gold (“ABG”) and Pueblo Viejo at our equity share.

BARRICK SECOND QUARTER 2014	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

•

Net loss in second quarter 2014 was $269 million compared to a net loss $8.6 billion recorded in second quarter 2013. The net loss reflects the impact of impairment charges of $514 million (goodwill impairment charge of $316 million and asset impairment charge of $198 million) recorded in second quarter 2014 as a result of classifying the Jabal Sayid copper project as held for sale, compared to impairment charges of $8.7 billion, primarily related to Pascua-Lama, recorded in the same prior year period. Adjusted net earnings in second quarter 2014 were $159 million compared to adjusted net earnings of $663 million recorded in the same prior year period. The decrease was primarily due to lower realized gold and copper prices and lower gold and copper sales volumes. This was partially offset by lower income tax expense applicable to adjusted net earnings and lower cost of sales applicable to gold and copper.

•	Subsequent to quarter end, we reached an agreement to form a joint venture with Saudi Arabian Mining Company (“Ma’aden”) to operate the Jabal Sayid copper project.
•

EPS and adjusted EPS for second quarter 2014 were ($0.23) and $0.14, respectively. The increase and decrease, respectively, over the same prior year period were due to the smaller net loss and decrease in adjusted net earnings, as described above. The decrease in adjusted EPS was also impacted by the dilutive effect of our equity offering in fourth quarter 2013, which increased our total shares outstanding by about 15%.

•

Gold production for second quarter 2014 was 1.5 million ounces, down 18% from the same prior year period, primarily due to the impact of the divestiture of the Yilgarn South assets in fourth quarter 2013, the Plutonic and Kanowna assets in first quarter 2014 and the Marigold assets in second quarter 2014, which produced a combined 0.20 million ounces in the same prior year period. The lower production in second quarter 2014 also reflects lower production at Cortez, Lagunas Norte, and Cowal; partially offset by higher production at Goldstrike, Pueblo Viejo, and Veladero.

•

Adjusted operating costs for second quarter 2014 were $594 per ounce, up 8% from the same prior year period primarily due to the impact of lower production levels on unit production costs; partially offset by lower total direct mining costs and lower royalties. All-in sustaining costs for second quarter 2014 were $865 per ounce, down 5% over the same prior year period, as lower minesite sustaining capital expenditures more than offset the increase in adjusted operating costs. All-in costs for second quarter 2014 were $945 per ounce, down 25% over the same prior year period as a result of lower all-in sustaining costs and lower non-sustaining capital, primarily as a result of the temporary suspension of construction at Pascua-Lama.

•

Copper production for second quarter 2014 was 67 million pounds, down 50% over the same prior year period, due to lower production at both Lumwana and Zaldívar. The decrease in copper production at Lumwana was due to the partial conveyor collapse that occurred during second quarter 2014, which shutdown the mill and concentrate production for much of the second quarter. Lower production at Zaldívar was due to lower tons processed combined with a higher proportion of sulfide material, which has a lower recovery rate. Copper C1 cash costs for second quarter 2014 were $2.04 per pound, up 17% over the same prior year period, primarily due to the impact of lower production levels on unit production costs.

•

Significant adjusting items (net of tax and non-controlling interest effects) in second quarter 2014 include: $514 million in goodwill and asset impairment charges as a result of classifying Jabal Sayid as held for sale; $31 million in unrealized foreign currency translation losses; $11 million reflecting the impact of the decrease in the discount rate used to calculate the provision for environmental rehabilitation at our closed mines; $11 million in costs incurred to partially terminate our office space lease in Australia; $10 million in consulting fees related to our operating cost reduction program implemented in the first half of 2014; and $10 million in abnormal costs at Lumwana as a result of the partial conveyor collapse; partially offset by $34 million in unrealized gains on non-hedge derivative instruments and $24 million in gains on sale of assets.

•

Operating cash flow in second quarter 2014 was $488 million, down 46% over the same prior year period. The decrease in operating cash flow primarily reflects lower gross margin, partially offset by a decrease in income tax payments.

•

Capital expenditures were $502 million, down 64% over the same prior year period. The decrease is primarily due to our initiatives to reduce sustaining capital and lower project capital expenditures. The reduction in project capital expenditures is primarily due to our decision in fourth quarter 2013 to temporarily suspend the Pascua- Lama project.

•

Free cash flow in second quarter 2014 was an outflow of $128 million, an improvement of $609 million over the same prior year period, primarily reflecting lower capital expenditures which more than offset lower operating cash flows.

BARRICK SECOND QUARTER 2014	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST SIX MONTHS 2014 vs. FIRST SIX MONTHS 2013

•

Net loss in the first half of 2014 was $181 million compared to a net loss $7.7 billion recorded in the first half of 2013. The net loss reflects the impact of impairment charges of $514 million recorded in second quarter 2014 as a result of classifying the Jabal Sayid copper project as held for sale, compared to impairment charges of $8.7 billion, primarily related to Pascua-Lama, recorded in the same prior year period. Adjusted net earnings in the first half of 2014 were $397 million compared to adjusted net earnings of $1.6 billion recorded in the same prior year period. The decrease was primarily due to a 15% and 10% decrease in realized gold and copper prices, respectively, lower gold and copper sales volumes, and higher interest expense due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013. This was partially offset by lower income tax expense applicable to adjusted net earnings and lower cost of sales applicable to gold and copper.

•

EPS and adjusted EPS for the first half of 2014 were ($0.16) and $0.34, respectively. The increase and decrease, respectively, over the same prior year period were due to the lower net loss and decrease in adjusted net earnings, as described above. The decrease in adjusted EPS was also impacted by the dilutive effect of our equity offering in fourth quarter 2013, which increased our total shares outstanding by about 15%.

•

Gold production for the first half of 2014 was 3.1 million ounces, down 15% from the same prior year period, due to the impact of the divestiture of the Yilgarn South assets in fourth quarter 2013, the Plutonic and Kanowna assets in first quarter 2014 and the Marigold assets in second quarter 2014, which produced a combined 0.39 million ounces in the same prior year period. The lower production in the first half of 2014 also reflects lower production at Cortez, Lagunas Norte, and Cowal; partially offset by higher production at Goldstrike, Pueblo Viejo, and Veladero.

•

Adjusted operating costs for the first half of 2014 were $588 per ounce, up 5% from the same prior year period primarily due to the impact of lower production levels on unit production costs; partially offset by lower total direct mining costs and lower royalties. All-in sustaining costs were $849 per ounce, down 8% over the same prior year period, as lower minesite sustaining capital expenditures more than offset the increase in adjusted operating costs. All-in costs for the first half of 2014 were $940 per ounce, down 28% over the same prior year period as a result of lower all-in sustaining costs and lower non-sustaining capital, primarily as a result of the temporary suspension of construction at Pascua-Lama.

•

Copper production for the first half of 2014 was 171 million pounds, down 34% over the same prior year period, due to lower production at both Lumwana and Zaldívar. The decrease in copper production was primarily due to the partial conveyor collapse that occurred at Lumwana which shut down concentrate production for most of second quarter 2014, while the lower production at Zaldívar was mainly due to lower tons processed combined with a higher proportion of sulfide material, which has a lower recovery rate. Copper C1 cash costs for the first half of 2014 were $2.08 per pound, in line with the same prior year period.

•

Significant adjusting items (net of tax and non-controlling interest effects) for the first half of 2014 include: $514 million in goodwill and asset impairment charges as a result of classifying Jabal Sayid as held for sale; $144 million in unrealized foreign currency translation losses; $30 million in demobilization costs relating to the ramp- down of our Pascua-Lama project; $24 million reflecting the impact of the decrease in the discount rate used to calculate the provision for environmental rehabilitation at our closed mines; $10 million in consulting fees related to our operating cost reduction program implemented in the first half of 2014; and $10 million in abnormal costs

BARRICK SECOND QUARTER 2014	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

at Lumwana as a result of the partial conveyor collapse; partially offset by $52 million in unrealized gains on non-hedge derivative instruments.
•

Operating cash flow in the first half of 2014 was $1,073 million, down 46% over the same prior year period. The decrease in operating cash flow primarily reflects lower gross margin, partially offset by a decrease in income tax payments.

•

Capital expenditures in the first half of 2014 were $1 billion, down 64% over the same prior year period. The decrease is primarily due to our initiatives to reduce sustaining capital and lower project capital expenditures. The reduction in project capital expenditures is primarily due to our decision in fourth quarter 2013 to temporarily suspend the Pascua-Lama project.

•

Free cash flow in the first half of 2014 was an outflow of $159 million, an improvement of $798 million over the same prior year period, primarily reflecting lower capital expenditures which more than offset lower operating cash flows.

BARRICK SECOND QUARTER 2014	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Divestitures

On July 13, 2014 Barrick entered into an agreement to form a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50 percent owned by the Saudi Arabian government, will acquire its 50 percent interest in the new joint venture company for cash consideration of $210 million. The acquisition is expected to be completed in the fourth quarter of 2014 and is subject to customary closing conditions. First production is expected in late 2015 with average annual output of 100-130 million pounds of copper in concentrate at first quartile C1 cash costs during its first full five years of operation. As at June 30, 2014, all of the assets and liabilities of Jabal Sayid were classified as held for sale, as the transaction would result in a loss of control. Consequently the assets and liabilities were written down to their fair value less cost of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill and $198 million in asset impairment charges. Refer to page 44 for further details of the impairment loss.

On April 4, 2014, we completed the sale of our minority interest in the Marigold mine for cash consideration of $86 million. As a result of the sale, we recorded a pre-tax gain on sale of $24 million in second quarter 2014.

On March 11, 2014, we completed the divestment of 41 million shares in African Barrick Gold (“ABG”), representing in aggregate approximately 10 percent of the issued ordinary shares of ABG, for net proceeds of approximately $186 million. Subsequent to the partial divestment, we continue to hold approximately 262 million shares of ABG, representing approximately 64 percent of the issued ordinary share capital of ABG.

On March 1, 2014, we completed the sale of our Kanowna mine for cash consideration of $67 million. As a result of the sale, we recorded a loss of $5 million in 2014.

On January 31, 2014, we completed the sale of our Plutonic mine for cash consideration of $22 million. As a result of the sale, we recorded a gain on sale of $8 million in 2014.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at Pascua-Lama, except for activities required for environmental and regulatory compliance. The ramp-down process has been completed on schedule and budget and the mine is now on care and maintenance. The company expects to incur costs of approximately $300 million (about $150 million incurred to date) this year related to the ramp-down, care and maintenance activities and social and environmental obligations.

A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. To improve execution and cost control, remaining development will take place in distinct stages with specific work programs and budgets. Barrick continues to explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements.

During the second quarter, Barrick signed a Memorandum of Understanding (MoU) with a group of 15 Diaguita indigenous communities and associations in Chile’s Huasco province. The MoU marks a first step in establishing dialogue and working to build trust with members of this important stakeholder group. As part of the MoU, Barrick will make technical and environmental information about the Pascua-Lama project available to the communities and provide financial resources and materials required to support analysis of this information.

New Executive Management Structure

Subsequent to quarter end, we unveiled a new executive management structure to respond to the distinct demands and challenges of the mining industry in today’s environment and will place a greater emphasis on operational excellence, and acceleration of portfolio optimization and cost reduction initiatives, while fostering a partnership culture. Two Co-Presidents have been appointed to execute on operating plans and strategic priorities: Kelvin Dushnisky, formerly Senior Executive Vice President responsible for Corporate and Government Affairs and Chairman of African Barrick Gold plc, and Jim Gowans, formerly Executive Vice President and Chief Operating Officer. The new structure emphasizes the critical importance of joint responsibility and accountability for the management of operations and our key relationships with host governments and local communities that afford the company its license to operate; the Co-Presidents are responsible for the seamless execution of both functions at all times.

In addition, Ammar Al-Joundi, formerly Executive Vice-President and Chief Financial Officer, has been promoted to Senior Executive Vice President and Chief Financial Officer and will work with the Chairman on the development and execution of strategy and Darian Rich, formerly Senior Vice President, Human Resources, has been promoted to Executive Vice President, Talent Management, reflecting the critical requirement that any

BARRICK SECOND QUARTER 2014	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

company seeking to be the leader in its field must attract, retain and develop exceptional people. Outgoing President and Chief Executive Officer, Jamie Sokalsky will step down effective September 15, 2014.

Two New Independent Directors Appointed

In July 2014, the Board of Directors appointed Mr. J. Michael Evans, former Vice Chairman of Goldman Sachs and Mr. Brian Greenspun, Chairman and CEO of Greenspun Media Group and a prominent Nevada business leader, to serve as independent directors on Barrick’s Board.

Full Year 2014 Outlook

($ millions, except per ounce/pound data)	2014E
Gold production and costs
Production (millions of ounces)[1]	6.0 - 6.5
Cost of sales[2]	5,700 - 6,000
Gold unit production costs
All-in sustaining costs ($ per ounce) [3]	900 - 940
Adjusted operating costs ($ per ounce)[4]	580 - 630
Depreciation ($ per ounce)[5]	200 - 220
Copper production and costs
Production (millions of pounds) [6]	410 - 440
Cost of sales[7]	900 - 1,000
Copper unit production costs
C1 cash costs ($ per pound)	1.90 - 2.10
Depreciation ($ per pound)	0.40 - 0.50
C3 fully allocated costs ($ per pound)	2.50 - 2.75
Exploration and evaluation	200 - 240
Exploration	170 - 200
Evaluation	30 - 40
General and administrative	380 - 400
Other expense	475 - 525
Finance costs	800 - 825
Capital expenditures:
Minesite sustaining[8]	1,800 - 2,000
Minesite expansion	300 - 375
Projects	100 - 125
Total capital expenditures[8]	2,200 - 2,500
Effective income tax rate	~50%
Key Assumptions
Gold Price ($/ounce)	$ 1,300
Copper Price ($/pound)	$ 3.25
Silver Price ($/ounce)	$ 20
Oil Price ($/barrel)	$ 100
AUD Exchange Rate	$ 0.91
ARS Exchange Rate	8.50
CAD Exchange Rate	$ 0.91
CLP Exchange Rate	515
[1]	Guidance for gold production reflects Barrick’s equity share of production from Pueblo Viejo (60%) and ABG (73.9% until March 1, 2014 and 63.9% after March 1, 2014).
[2]

Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the non-controlling equity interest in ABG and Pueblo Viejo. Cost of sales guidance does not include proceeds from by-product metal sales.

[3]

All-in sustaining costs are calculated in accordance with the standard published by the World Gold Council (‘WGC’). See page 47 of this MD&A for further details. We now expect all-in sustaining costs to be in the range of $900 - $940 per ounce, compared to our original guidance range of $920 - $980 per ounce.

[4]

Adjusted operating costs reflect our equity share of unit production costs, including the impact of by-product credits, which is calculated in accordance with the standard published by the WGC. See pages 47 of this MD&A for further details. We now expect adjusted operating costs to be in the range of $580 - $630 per ounce, compared to our original guidance range of $590 - $640 per ounce.

[5]	We now expect depreciation per ounce to be in the range of $200 - $220 per ounce, compared to our original guidance range of $220 - $240 per ounce.
[6]

We continue to expect copper production to be in the range of 410 - 440 million pounds, compared to our original guidance of 470 - 500 million pounds, due to the partial collapse of the main conveyor at Lumwana in second quarter 2014.

[7]	Cost of sales applicable to copper includes depreciation expense.
[8]

We now expect minesite sustaining capital expenditures to be in the range of $1.8 - $2.0 billion, compared to our original guidance range of $2.0 - $2.2 billion. As a result, we now expect total capital expenditures to be in the range of $2.2 - $2.5 billion, compared to our original guidance range of $2.4 - $2.7 billion.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. During second quarter, the gold price experienced limited volatility, with the price ranging from $1,240 to $1,331 per ounce. The price of gold closed at $1,315 per ounce, while the average quarterly market price of $1,288 per ounce represented a $127 per ounce or 9% decrease from the $1,415 per ounce average market price in the same prior year period.

The price of gold has rebounded from the lows experienced in late 2013, as strong physical demand at lower prices and safe haven purchases as a result of geopolitical events, specifically in Ukraine and the Middle East, have led to improved investor sentiment. However, incremental improvements in the prospects for the U.S. economy resulting in the continued tapering of the unprecedented monetary stimulus currently provided by the US Federal Reserve limited the upside potential for gold prices in the quarter. Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

BARRICK SECOND QUARTER 2014	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper prices in second quarter traded in a range of $2.95 per pound to $3.19 per pound. The average price for second quarter was $3.08 per pound and the closing price was $3.15 per pound. Copper prices should continue to be influenced by demand from emerging markets, specifically China, the availability of scrap and production levels of mines and smelters in the future.

Utilizing option collar strategies, the Company has protected the downside on approximately half of our remaining expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average of $3.75 per pound. Our realized price on all 2014 copper production is expected to be reduced by approximately $0.03 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at June 30, 2014, we have recorded 18 million pounds of copper sales subject to final settlement at an average provisional price of $3.19 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $6 million, holding all other variables constant.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold adjusted operating costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

In second quarter, silver prices traded in a range of $18.64 per ounce to $21.21 per ounce, averaged $19.62 per ounce and closed the quarter at $20.87 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. The physical silver market is currently in surplus and investment demand is expected to be the primary driver of prices in the near term.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through our Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In second quarter, the Australian dollar traded in a range of $0.92 to $0.95 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso traded in ranges of $1.06 to $1.11 and CLP 543 to CLP 569, respectively.

In second quarter, we recorded gains in earnings of approximately $33 million from our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs (Q2 2013: $75 million).

AUD Currency Contracts

	Contracts (AUD millions	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2014[3]	134	0.96	31%	37%	50
2015	370	0.94	47%	54%	(4)
2016	85	0.91	12%	13%	(19)

CAD Currency Contracts

	Contracts (CAD millions)[4]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2014[3]	93	1.00	37%	46%	(1)
2015	240	1.03	57%	63%	-

BARRICK SECOND QUARTER 2014	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

CLP Currency Contracts

	Contracts (CLP millions) [5]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)
2014[3]	41,750	500	34%	100%	4
2015	78,000	513	38%	100%	-
[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from OCI to earnings when indicated.
[3]	Amounts presented represent contracts for the remainder of 2014.
[4]	Includes C$333 million CAD collar contracts with an average rate of $1.02 - $1.13.
[5]	Includes CLP 119,750 million collar contracts with an average rate of 508 - 589.

Fuel

Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in oil prices in first quarter. The price of West Texas Intermediate (“WTI”) crude oil traded in a range of $99 to $108 per barrel in second quarter, averaged $103 per barrel, and ended the quarter at $105 per barrel, compared to an average of $94 per barrel in the same prior year period.

In second quarter, we recorded a hedge gain of $4 million on our fuel hedge positions (Q2 2013: $6 million).

Financial Fuel Hedge Summary

	Barrels (thousands)	Average Price	% of Expected Exposure
2014[1]	678	$ 92	27%
2015	2,160	88	44%
2016	2,400	84	54%
2017	1,920	81	43%
2018	1,080	79	28%

1 Amounts presented represent contracts for the remainder of 2014.

US Dollar Interest Rates

During second quarter, the Federal Open Market Committee of the US Federal Reserve (“FOMC”) released a statement reiterating its view that a highly accommodative stance of monetary policy remains appropriate. In determining how long to maintain the current 0% to 0.25% range for the benchmark rate, the FOMC noted that it will use a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial developments, to assess progress towards its objectives of maximum employment and 2 percent inflation. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment, though fluctuations to the monthly amounts of monetary stimulus are expected in the remainder of 2014. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.5 billion at June 30, 2014); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($1.5 billion at June 30, 2014). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK SECOND QUARTER 2014	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Gold
000s oz sold[1]	1,516	1,815	3,134	3,562
Revenue	$ 2,150	$ 2,729	$ 4,429	$ 5,691
Market price[2]	1,288	1,415	1,291	1,523
Realized price[2,3]	1,289	1,411	1,287	1,518
Copper
millions lbs sold[1]	73	135	184	250
Revenue	$ 237	$ 421	$ 542	$ 804
Market price[2]	3.08	3.24	3.14	3.42
Realized price[2,3]	3.17	3.28	3.08	3.41
Oil & gas sales[4]	-	$ 42	-	$ 80
Other metal sales	$ 45	$ 51	$ 93	$ 105
[1]	Includes our equity share of gold ounces from ABG and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 51 of this MD&A.
[4]	Relates to revenue from our Barrick Energy segment that was sold in third quarter 2013.

Gold revenues for the three and six month periods ended June 30, 2014 were $2,150 million and $4,429 million, respectively, down 21% and 22%, respectively, compared to the same prior year periods. The decreases were primarily due to lower realized gold prices compared to the same prior year periods and were also impacted by lower gold sales volumes. Copper revenues for the three and six month periods ended June 30, 2014 were $237 million and $542 million, respectively, down 44% and 33%, respectively, compared to the same prior year periods. The decreases were primarily due to the lower copper sales volume resulting from decreased production at both Lumwana and Zaldívar as well as with the impact of lower realized copper prices compared to the same prior year periods.

Realized gold prices for the three and six month periods ended June 30, 2014 were $1,289 per ounce and $1,287 per ounce, respectively, down $122 per ounce and $231 per ounce, respectively, compared to the same prior year periods. The decreases in realized gold prices reflects the lower market gold prices for the three and six month periods ended June 30, 2014, which averaged $1,291 per ounce over the first half of 2014 compared to $1,523 per ounce in the same prior year period. Realized copper prices for three and six month periods ended June 30, 2014 were $3.17 per pound and $3.08 per pound, respectively, down $0.11 per pound and $0.33 per pound, respectively, compared to the same prior year periods.

The decreases in realized gold and copper prices reflect the lower market prices for these metals in the first half of 2014, compared to the same prior year periods, partially offset by the effect of favorable provisional pricing adjustments in second quarter 2014 on previously sold copper on realized copper prices.

Gold production for the three and six month periods ended June 30, 2014 were 1.5 million ounces and 3.1 million ounces, respectively, a decrease of 18% and 15%, respectively, over the same prior year periods. The decreases were primarily due to lower production at Cortez, Lagunas Norte and Cowal, as well as the impact of recent divestitures, including Marigold in second quarter 2014, Plutonic and Kanowna in first quarter 2014 and Yilgarn South in fourth quarter 2013. This was partially offset by higher production at Goldstrike, Pueblo Viejo and at Veladero.

Copper production for the three and six month periods ended June 30, 2014 decreased by 50% and 34%, respectively, over the same prior year periods, primarily due to lower production at Lumwana due to the conveyor collapse that occurred during second quarter 2014, which shut down the mill and concentrate production for much of the second quarter, and fewer tons processed combined with a higher proportion of sulfide material, which has a lower recovery rate at Zaldívar.

BARRICK SECOND QUARTER 2014	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Cost of sales
Direct mining cost	$ 1,117	$ 1,301	$ 2,332	$ 2,619
Depreciation	400	453	802	849
Royalty expense	73	78	148	174
Cost of sales - gold	1,370	1,558	2,792	3,046
Adjusted operating costs[1,2]	594	552	588	558
All-in sustaining costs - gold[1,2]	865	910	849	922
Cost of sales - copper	195	270	448	577
C1 cash costs[1,2]	2.04	1.75	2.08	2.08
C3 fully allocated costs[1,2]	$ 2.52	$ 2.27	$ 2.59	$ 2.61
[1]	Per ounce/pound weighted average.
[2]

Adjusted operating costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 47 - 50 of this MD&A.

Cost of sales applicable to gold for the three and six month periods ended June 30, 2014 were $1,370 million and $2,792 million, respectively, a decrease of 12% and 8%, respectively, over the same prior year periods. The decreases reflect the impact of lower sales volumes, a decrease in royalties as a result of the lower gold price, and lower depreciation expense.

Gold adjusted operating costs for the three and six month periods ended June 30, 2014 were $594 per ounce and $588 per ounce, respectively, up $42 per ounce and $30 per ounce, respectively, compared to the same prior year periods. The increases were primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 were $865 per ounce and $849 per ounce, down $45 per ounce and $73 per ounce, respectively, compared to the same prior year periods. The decreases were primarily due to lower mine development and minesite sustaining capital expenditures, which more than offset the increase in adjusted operating costs.

Cost of sales applicable to copper for the three and six month periods ended June 30, 2014 were $195 million and $448 million, respectively, a decrease of $75 million and $129 million, respectively, compared to the same prior year periods. The decreases were primarily due to lower sales volumes at Lumwana and at Zaldívar due to lower production levels.

C1 cash costs for the three and six month periods ended June 30, 2014 were $2.04 per pound and $2.08 per pound, respectively, up 17% and in line, respectively, compared to the same prior year periods. The increase in second quarter 2014 is primarily due to the impact of decreased production levels on unit production costs. C3 fully allocated costs per pound for the three and six month periods ended June 30, 2014 were $2.52 per pound and $2.59 per pound, respectively, up $0.25 per pound and down $0.02 per pound, respectively, from the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs.

General & Administrative Expenses

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013[1]	2014	2013[1]
Corporate administration	$ 43	$ 46	$ 101	$ 98
Operating segment administration	39	53	84	99
Total general & administrative expenses	$ 82	$ 99	$ 185	$ 197
[1]	Presentation amended to include certain general & administrative expenditures related to management of our operating unit offices, which were previously classified within other expense.

General & administrative expenses for the three and six month periods ended June 30, 2014 were $82 million and $185 million, respectively, down $17 million and $12 million, respectively, compared to the same prior year periods. The decreases were primarily due to the impact of headcount reductions as part of the organizational restructuring that took place in 2013, partially offset by an increase in deferred share-based compensation costs.

BARRICK SECOND QUARTER 2014	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense (Income)

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013[1]	2014	2013
Corporate social responsibility	24	28	$ 40	$ 40
Net currency translation losses	31	24	110	41
Severance and demobilization costs - Pascua-Lama	(15)	53	15	66
Severance - other	-	10	4	10
Project care and maintenance costs - Pascua-Lama	41	25	47	41
Project care and maintenance costs - Jabal Sayid	6	12	16	28
Cost reduction program consulting fees	14	-	14	-
Lease termination charges	15	-	15	-
Changes in estimate of rehabilitation costs for sites in closure	23	(47)	42	(52)
Other items	3	43	39	63
Total other expense	$ 142	$ 148	$ 342	$ 237
[1]	Presentation amended to exclude certain general & administrative expenditures related to management of our operating unit offices, which are now classified within general & administrative expenses.

Other expense for the three and six month periods ended June 30, 2014 was $142 million and $342 million, respectively, a decrease of $6 million and an increase of $105 million, respectively, compared to the same prior year periods. The decrease for the three month period ended June 30, 2014 is primarily due to lower severance and demobilization costs at Pascua-Lama, as a result of the closeout of certain contracts for less than originally anticipated, partially offset by an increase in rehabilitation costs at sites that are in closure due to the effect of a decrease in the rate applied to discount the remediation liability.

The increase for the six month period ended June 30, 2014 is primarily due to an increase of $69 million in currency translation losses compared to the same prior year period, primarily due to the impact of the rapid devaluation of the Argentine peso that occurred in early 2014 on our VAT receivables balance.

Exploration and Evaluation

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Exploration:
Minesite programs	$ 10	$ 13	$ 17	$ 26
Global programs	37	37	59	69
Evaluation costs	6	8	9	11
Exploration and evaluation expense	$ 53	$ 58	$ 85	$ 106

Exploration and evaluation expense for the three and six months ended June 30, 2014 was $53 million and $85 million, respectively, a decrease of 9% and 20%, respectively, compared to the same prior year periods. The decrease is primarily due to decreased exploration expenditures, as part of our cost reduction program, and reduced investment in greenfields exploration in Australia-Pacific.

Capital Expenditures1

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Project capital expenditures[2,3]	($ 4)	$ 528	$ 47	$ 1,150
Minesite sustaining[4]	175	290	308	597
Mine development	247	373	482	692
Minesite expansion[2]	77	136	160	243
Capitalized interest	7	67	14	157
Total consolidated capital expenditures	$ 502	$ 1,394	$ 1,011	$ 2,839
[1]	These amounts are presented on a 100% accrued basis.
[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[3]	Project capital expenditures were negative in second quarter 2014 due to the closing out of contract claim accruals at Pascua-Lama.
[4]	Minesite sustaining includes capital expenditures from discontinued operations of $12 million and $57 million for the three and six months ended June 30, 2013, respectively.

Capital expenditures for the three and six month period ended June 30, 2014 were $502 million and $1.0 billion, respectively, a decrease of 64% compared to the same prior year periods. The decreases are primarily due to lower project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project and the completion of the power plant at Pueblo Viejo in fourth quarter 2013. Minesite sustaining capital for the three and six month periods ended June 30, 2014 decreased 40% and 48%, respectively, which reflects our continued focus on reducing and/or deferring sustaining capital at all of our sites. The decrease in minesite expansion expenditures was primarily due to a decrease at

BARRICK SECOND QUARTER 2014	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez and at ABG, partially offset by an increase in minesite expansion expenditures at Goldstrike relating to the construction of the thiosulfate project. Capitalized interest decreased compared to the same prior year periods, primarily due to the cessation of interest capitalization at Pascua-Lama in fourth quarter 2013.

Finance Cost/Finance Income

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Interest incurred	$ 188	$ 206	$ 375	$ 387
Interest capitalized	(7)	(61)	(14)	(151)
Accretion	19	16	40	33
Finance costs	$ 200	$ 161	$ 401	$ 269
Finance income	$ 3	$ 2	$ 6	$ 5

Finance costs for the three and six month periods ended June 30, 2014 were $200 million and $401 million, respectively, an increase of $39 million and $132 million, respectively, compared to the same prior year periods. Interest costs incurred for the three and six month periods ended June 30, 2014 decreased 9% and 3%, respectively, reflecting lower total debt levels compared to the same prior year periods. Interest capitalized decreased for the three and six month period ended June 30, 2014 by $54 million and $137 million, respectively, compared to the same prior year periods, primarily due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013.

Impairment Charges/Reversals

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Australia Pacific goodwill	-	649	-	649
Copper goodwill	$ 316	1,033	$ 316	1,033
Capital projects goodwill	-	397	-	397
ABG Goodwill	-	185	-	185
Total goodwill impairment charges	$ 316	$ 2,264	$ 316	$ 2,264
Pascua-Lama	-	$ 5,164	-	$ 5,164
Jabal Sayid	$ 198	501	$ 198	501
Buzwagi	-	721	-	721
North Mara	-	153	-	153
Pierina	-	140	-	140
Exploration sites	-	112	7	112
Granny Smith	-	73	-	73
Kanowna	-	107	-	107
Plutonic	-	20	-	20
Pueblo Viejo	(22)	-	(22)	-
Darlot	-	36	-	36
Available for sale investments	14	15	16	20
Porgera	-	-	-	-
Other	6	21	9	21
Total asset impairment charges	$ 196	$ 7,063	$ 208	$ 7,068
Total impairment charges	$ 512	$ 9,327	$ 524	$ 9,332

Impairment charges for the three and six month periods ended June 30, 2014 were $512 million and $524 million, respectively, compared to $9,327 million and $9,332 million for the same prior year periods. In second quarter 2014, we recorded goodwill and asset impairment charges of $316 million and $198 million, respectively, as a result of classifying the Jabal Sayid copper project as held for sale. Refer to page 18 for further details regarding the sale. In second quarter 2014, we reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired and therefore we recognized an impairment reversal of $22 million in second quarter 2014. Refer to pages 44 - 45 for further information relating to the impairments.

BARRICK SECOND QUARTER 2014	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Tax Expense

Income tax expense was $123 million in the second quarter 2014. The tax rate for income in second quarter 2014 was 123%, which is higher than our effective tax rate for ordinary income of 50%, primarily due to: the impact of net currency translation losses on deferred tax balances, the impact of impairment charges, asset sales, and non-hedge derivatives, the impact of restructuring internal debt to equity, and the impact of non-deductible foreign exchange losses.

The increase in the effective tax rate for ordinary income from 30% in second quarter 2013, to 50% in second quarter 2014, arose primarily due to the Pueblo Viejo Special Lease Agreement amendment which was substantively enacted in third quarter 2013, as well as certain expenditures with no offsetting recognition of deferred tax assets in 2014, primarily at our Pascua Lama project. Refer to Note 13 for further details.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

On April 1, 2014, Chile’s executive branch sent a major tax reform bill to the Chilean Congress. Significant changes were included in the bill, including proposed increases to the corporate income tax rate. On July 8, 2014, the executive branch and senate agreed on some changes to the proposed bill, which will require new drafting, but the amended tax reform bill has not been presented to the Chilean Congress, and it is not clear what the final form of the bill will be. The bill has not yet been substantively enacted. We continue to monitor the status of the proposals, and are assessing the overall potential impacts on our operations in Chile.

Review of Operating Segments Performance

Barrick’s business is organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2014	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	42,308	35,494	19%	83,529	64,615	29%
Ore tons processed (000s)	5,705	5,659	1%	13,569	8,267	64%
Average grade (ozs/ton)	0.045	0.094	(52%)	0.043	0.109	(61%)
Gold produced (000s/oz)	217	417	(48%)	444	760	(42%)
Gold sold (000s/oz)	228	415	(45%)	425	755	(44%)
Cost of sales ($ millions)	$ 170	$ 165	3%	$ 299	$ 295	1%
Adjusted operating costs (per oz)[1]	$ 469	$ 179	162%	$ 431	$ 179	141%
All-in sustaining costs (per oz)[1]	$ 754	$ 376	100%	$ 706	$ 392	80%
All-in costs (per oz)[1]	$ 771	$ 499	54%	$ 729	$ 520	40%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 121	$ 417	(71%)	$ 240	$ 835	(71%)
Capital expenditures ($ millions)[3]	$ 66	$ 126	(48%)	$ 120	$ 247	(51%)
Minesite sustaining	$ 62	$ 75	(17%)	$ 110	$ 151	(27%)
Minesite expansion	$4	$ 51	(92%)	$ 10	$ 96	(90%)
[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $121 million and $240 million, respectively, a decrease of 71% from the same prior year periods. The decreases were primarily due to a reduction in sales volumes combined with a lower realized gold price. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by 48% and 51%, respectively, over the same prior year periods. The decreases were primarily due to a reduction in minesite expansion capital expenditures.

Gold production for the three and six month periods ended June 30, 2014 was 48% and 42% lower, respectively, compared to the same prior year periods. The decreases were primarily due to the processing of lower grade ore as expected in the mine plan, as well as a negative ore model reconciliation, which was not anticipated and negatively impacted production in the first half of 2014; partially offset by an increase in ore tons being placed on the leach pads and an increase in tons mined from the open pit resulting from the commissioning of new trucks at the end of 2013.

Cost of sales for the three and six month periods ended June 30, 2014 increased by $5 million and $4 million, respectively, an increase of 3% and 1%, respectively, over the same prior year periods. The increase is primarily due to an increase in processing costs resulting from an increase in tons processed, higher lime costs and a reduction in capitalized stripping costs; partially offset by a decrease in sales volume combined with lower depreciation costs. Adjusted operating costs were $469 per ounce for the three month period ended June 30, 2014, up $290 per ounce or 162% over the same prior year period. For the six month period ended June 30, 2014, adjusted operating costs were $431 per ounce, up $252 per ounce or 141% over the same prior year period. The increases were primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 increased by $378 per ounce and $314 per ounce, respectively, over the same prior year periods due to the higher adjusted operating costs, partially offset by a decrease in minesite sustaining capital expenditures.

In 2014, we now expect production to be at the low end of the range of 925 to 975 thousand ounces due to lower production in the first and second quarter of 2014, primarily due to the impact of the negative ore model reconciliation as described above. Production is expected to be higher in the second half of the year. We now expect adjusted operating costs to be in the range of $430 to $460 per ounce compared to our original guidance range of $350 to $380 per ounce. The increase is due to an increase in expensed mining costs and a corresponding decrease in capitalized stripping costs as a result of a decrease in waste tons mined compared to the original mine plan for 2014. All-in sustaining costs are

BARRICK SECOND QUARTER 2014	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

now expected to be at the high end of the range of $750 to $780 per ounce, primarily due to the impact of the higher than expected adjusted operating costs, partially offset by a decrease in sustaining capital expenditures, including capitalized stripping costs.

Goldrush

The Goldrush project is located about six kilometers from the Cortez mine. It is currently in the pre-feasibility stage and the study remains on schedule for completion in mid-2015. The company is evaluating a number of development options, including underground mining or a combination of underground and open pit mining. Infill drilling is confirming continuity of high grade mineralization and supporting an underground mining scenario. During the second quarter, Barrick submitted a permit application for an exploration decline, which will help to better define the existing resource and allow the company to test for additional mineralization beyond the northern end of the deposit.

Goldstrike

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	22,980	25,383	(9%)	45,525	51,241	(11%)
Ore tons processed (000s)	1,238	1,617	(23%)	2,628	3,802	(31%)
Average grade (ozs/ton)	0.203	0.141	44%	0.211	0.136	55%
Gold produced (000s/oz)	214	187	14%	476	417	14%
Gold sold (000s/oz)	201	182	11%	483	423	14%
Cost of sales ($ millions)	$ 136	$ 164	(17%)	$ 340	$ 337	1%
Adjusted operating costs (per oz)[1]	$ 528	$ 775	(32%)	$ 554	$ 678	(18%)
All-in sustaining costs (per oz)[1]	$ 886	$ 1,226	(28%)	$ 808	$ 994	(19%)
All-in costs (per oz)[1]	$ 1,201	$ 1,543	(22%)	$ 1,070	$ 1,223	(12%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 124	$ 84	48%	$ 278	$ 301	(8%)
Capital expenditures ($ millions)[3]	$ 132	$ 137	(4%)	$ 243	$ 224	8%
Minesite sustaining	$ 68	$ 80	(16%)	$ 116	$ 128	(10%)
Minesite expansion	$ 64	$ 57	13%	$ 127	$ 96	32%
[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $124 million and $278 million, respectively, an increase of 48% and decrease of 8%, respectively, over the same prior year periods. The increase in segment income for the three month period ended June 30, 2014 is due to an increase in sales volume combined with lower operating costs; partially offset by a lower realized gold price. The decrease in segment income for the six month period ended June 30, 2014 was primarily due to a lower realized gold price and an increase in depreciation and royalty expense. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by 4% and increased by 8%, respectively, over the same prior year periods. The decrease in capital expenditures for the three month period ended June 30, 2014 is primarily due to lower underground development costs; partially offset by an increase in minesite expansion capital expenditure as a result of construction activity at the thiosulfate technology project. The increase in capital expenditures for the six month period ended June 30, 2014 was primarily due to an increase in minesite expansion capital expenditures as a result of construction activity at the thiosulfate technology project and an increase in capitalized stripping costs.

Gold production for the three and six month periods ended June 30, 2014 increased by 14% over the same prior year periods. The increases were primarily due to higher grades from the open pit, combined with increased recoveries and partially offset by a decrease in ore tons processed.

BARRICK SECOND QUARTER 2014	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales decreased by $28 million, or 17%, and increased by $3 million, or 1%, for the three and six month periods ended June 30, 2014, respectively. The decrease in cost of sales for the three month period ended June 30, 2014 was primarily due to lower open pit and processing costs as a result of fewer tons mined and processed; partially offset by an increase in depreciation and royalty costs. The increase in cost of sales for the six month period ended June 30, 2014 is primarily due to higher royalty payments due to the impact of higher sales volume. Adjusted operating costs were $528 per ounce for the three month period ended June 30, 2014, down $247 per ounce or 32% over the same prior year period. For the six month period ended June 30, 2014, adjusted operating costs were $554 per ounce, down $124 per ounce or 18% over the same prior year period. The decreases were primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $340 per ounce and $186 per ounce, respectively, over the same prior year periods primarily due to the lower adjusted operating costs.

In 2014, we now expect production to be at the high end of the range of 865 to 915 thousand ounces, adjusted operating costs to be at the low end of the range of $600 to $640 per ounce and all-in sustaining costs to be at the low end of the range of $920 to $950 per ounce.

Goldstrike thiosulfate technology project

Construction of the thiosulfate technology project, including the retrofitting of the existing plant and the construction of new installations, continued during the quarter. This project allows for continued production from the autoclaves and accelerates the cash flow from about 4.0 million stockpiled ounces through the addition of a thiosulfate process. First gold production is on track for fourth quarter 2014, with an average annual contribution of about 350 to 450 thousand ounces of annual production at similar all-in sustaining costs to the overall operation in the first full five years following implementation of this process. Goldstrike’s production is anticipated to increase to exceed 1.0 million ounces1 in 2015. Total project costs are expected to be about $585 million, with about $450 million spent on the project to date.

[1]	Actual results will vary depending on how the ramp-up of the thiosulfate project progresses.

BARRICK SECOND QUARTER 2014	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	5,788	1,783	225%	11,425	4,353	162%
Ore tons processed (000s)	1,075	733	47%	2,156	1,211	78%
Average grade (ozs/ton)	0.160	0.175	(9%)	0.160	0.189	(15%)
Gold produced (000s/oz)	161	122	32%	320	218	47%
Gold sold (000s/oz)	157	104	51%	330	178	86%
Cost of sales ($ millions)	$ 197	$ 132	49%	$ 405	$ 207	96%
Adjusted operating costs (per oz)[1]	$ 407	$ 500	(19%)	$ 430	$ 524	(18%)
All-in sustaining costs (per oz)[1]	$ 587	$ 635	(8%)	$ 587	$ 725	(19%)
All-in costs (per oz)[1]	$ 587	$ 902	(35%)	$ 587	$ 820	(28%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 163	$ 109	50%	$ 347	$ 194	79%
Capital expenditures ($ millions)[3]	$ 24	$ 40	(40%)	$ 43	$ 50	(14%)
Minesite sustaining	$ 24	$ 12	99%	$ 43	$ 33	29%
Minesite expansion	-	-	-	-	-	-
Project capex	-	$ 28	(100%)	-	$ 17	(100%)

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]

Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining (including mine development) as well as project development on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $163 million and $347 million, respectively, an increase of 50% and 79%, respectively, from the same prior year periods. The increases were primarily due to increased sales volume as the minesite ramped up to full production, partially offset by a lower realized gold price. Capital expenditures for the three and six months ended June 30, 2014 decreased by $16 million and $7 million, respectively, over the same prior year periods. The decreases were primarily due to a decrease in project capital expenditures resulting from the completion of the 215 megawatt power plant that was commissioned in third quarter 2013; partially offset by an increase in minesite sustaining capital expenditures.

Gold production for the three and six month periods ended June 30, 2014 increased by 32% and 47%, respectively, over the same prior year periods. Production was higher in first half 2014 as they ramped up to full production and due to the completion of major modifications and repairs to the autoclave facility in the second half of 2013, as the mine worked to achieve design capacity and all four autoclaves came online. The autoclaves have achieved targeted and sustainable run rates and modifications to the lime circuit are essentially complete and the mine is progressing toward design capacities on silver and copper.

Cost of sales for the three and six month periods ended June 30, 2014 increased by $65 million and $198 million, respectively, an increase of 49% and 96%, respectively, over the same prior year periods. The increases were primarily due to increased sales volume combined with higher depreciation costs. Adjusted operating costs were $407 per ounce and $430 per ounce for the three and six month periods ended June 30, 2014, respectively, a decrease of $93 per ounce and $94 per ounce, respectively, over the same prior year periods. The decreases were primarily due to increased by-product credits and the impact of higher sales volume on unit production costs compared to the same prior year periods. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $48 per ounce and $138 per ounce, respectively, over the same prior year periods due to the lower adjusted operating costs, partially offset by higher minesite sustaining capital expenditures.

In 2014, we continue to expect production to be in the range of 600 to 700 thousand ounces at adjusted operating costs of $385 to $445 per ounce, but now expect all-in sustaining costs to be at the high end of the range of $510 to $610 per ounce as a result of higher sustaining capital expenditures, primarily due to an increase in capitalized stripping costs.

BARRICK SECOND QUARTER 2014	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	14,457	9,714	49%	24,674	16,833	47%
Ore tons processed (000s)	5,799	5,754	1%	11,889	11,119	7%
Average grade (ozs/ton)	0.029	0.030	(3%)	0.028	0.030	(7%)
Gold produced (000s/oz)	115	131	(12%)	249	276	(10%)
Gold sold (000s/oz)	118	141	(16%)	270	285	(5%)
Cost of sales ($ millions)	$ 58	$ 66	(12%)	$ 129	$ 130	(1%)
Adjusted operating costs (per oz)[1]	$ 395	$ 366	8%	$ 365	$ 351	4%
All-in sustaining costs (per oz)[1]	$ 593	$ 663	(11%)	$ 552	$ 604	(9%)
All-in costs (per oz)[1]	$ 593	$ 663	(11%)	$ 552	$ 604	(9%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 92	$ 127	(28%)	$ 220	$ 298	(26%)
Capital expenditures ($ millions)[3]	$ 19	$ 36	(47%)	$ 42	$ 62	(32%)
Minesite sustaining	$ 19	$ 36	(47%)	$ 42	$ 62	(32%)
Minesite expansion	-	-	-	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $92 million and $220 million, respectively, a decrease of 28% and 26%, respectively, from the same prior year periods. The decreases were primarily due to lower realized gold price and lower sales volumes. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by $17 million and $20 million, respectively, over the same prior year periods, primarily due to the significant construction progress made in 2013 on the new phase 5 leach pad and water treatment plants as well as due to the completion in 2013 of the now commissioned carbon-in-column plant.

Gold production for the three and six month periods ended June 30, 2014 was lower by 12% and 10%, respectively, compared to the same prior year periods. The decreases were due to the mining of lower recovery ore, as the mine progresses towards the mining of areas with higher grade but lower recovery ore. Further impacting production is a delay in completion of the new phase 5 leach pad and ponds, resulting in the continued stockpiling of ore on the old leach pad and consequently in a longer recovery cycle. The phase 5 leach pad is expected to be commissioned in third quarter 2014.

Cost of sales for the three and six month periods ended June 30, 2014 decreased by $8 million and $1 million, respectively, a decrease of 12% and 1%, respectively, over the same prior year periods. The decreases were primarily due to the lower sales volume, partially offset by higher fuel and explosives costs resulting from an increase in ore tons mined. Adjusted operating costs were $395 per ounce for the three month period ended June 30, 2014, up $29 per ounce or 8% over the same prior year period. For the six month period ended June 30, 2014, adjusted operating costs were $365 per ounce, up $14 per ounce or 4% over the same prior year period. The increases were primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $70 per ounce and $52 per ounce, respectively, over the same prior year periods due to lower minesite sustaining capital expenditures, partially offset by the higher adjusted operating costs.

In 2014, we now expect production to be at the high end of the range of 570 to 610 thousand ounces, adjusted operating costs to be at the low end of the range of $390 to $430 per ounce and all-in sustaining costs to be at the low end of the range of $640 to $680 per ounce.

BARRICK SECOND QUARTER 2014	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	18,545	22,132	(16%)	36,909	46,434	(21%)
Ore tons processed (000s)	8,375	8,697	(4%)	15,853	17,230	(8%)
Average grade (ozs/ton)	0.029	0.027	7%	0.028	0.028	-
Gold produced (000s/oz)	189	140	35%	347	345	1%
Gold sold (000s/oz)	221	146	51%	361	329	10%
Cost of sales ($ millions)	$ 173	$ 120	44%	$ 292	$ 266	10%
Adjusted operating costs (per oz)[1]	$ 582	$ 403	44%	$ 581	$ 402	44%
All-in sustaining costs (per oz)[1]	$ 740	$ 768	(4%)	$ 768	$ 724	6%
All-in costs (per oz)[1]	$ 740	$ 768	(4%)	$ 768	$ 724	6%

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 97	$ 86	13%	$ 145	$ 227	(36%)
Capital expenditures ($ millions)[3]	$ 33	$ 53	(39%)	$ 64	$ 100	(36%)
Minesite sustaining	$ 33	$ 53	(39%)	$ 64	$ 100	(36%)
Minesite expansion	-	-	-	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $97 million and $145 million, respectively, an increase of 13% and a decrease of 36%, respectively, from the same prior year periods. The increase for the three month period ended June 30, 2014 was primarily due to an increase in sales volume, partly offset by the lower realized gold price and higher cost of sales. The decrease for the six month period ended June 30, 2014 was primarily due to the lower realized gold price combined with decreased silver by-product credits. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by $20 million and $36 million, respectively, over the same prior year periods, The decreases were primarily due to lower minesite sustaining capital expenditures as a result of a reduction in costs related to the leach pad expansion, as construction activities relating to both phase 4 and phase 5 were occurring in the first half of 2013, combined with lower capitalized stripping costs.

Gold production for the three and six month periods ended June 30, 2014 was higher by 35% and 1%, respectively, compared to the same prior year periods. The increases were primarily due to a positive grade reconciliation from Phase 3 of the Federico pit. This was partially offset by lower tons mined due to decreased primary crusher availability resulting from increased maintenance downtime in the first quarter of 2014.

Cost of sales for the three and six month periods ended June 30, 2014 increased by $53 million and $26 million, respectively, an increase of 44% and 10%, respectively, over the same prior year periods. The increases were primarily due to an increase in sales volume and higher royalties, partly offset by lower operating costs due to the devaluation of the Argentine peso. Adjusted operating costs were $582 per ounce for the three month period ended June 30, 2014, up $179 per ounce or 44% over the same prior year period. For the six month period ended June 30, 2014, adjusted operating costs were $581 per ounce, up $179 per ounce or 44% over the same prior year period. The increases were primarily due to higher costs of sales and the impact of lower silver by-product credits, partially offset by the impact of higher production levels on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $28 per ounce and increased by $44 per ounce, respectively, over the same prior year periods. The decrease for the three months ended June 30, 2014 is primarily due to a reduction in capitalized stripping costs combined with lower minesite sustaining capital expenditures, partially offset by the higher adjusted operating costs. The increase for the six month period ended June 30, 2014 reflects the higher adjusted operating costs, partially offset by a decrease in minesite sustaining capital expenditures.

BARRICK SECOND QUARTER 2014	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2014, we now expect production to be at the high end of the range of 650 to 700 thousand ounces, adjusted operating costs to be at the low end of the range of $620 to $670 per ounce and all-in sustaining costs to be at the low end of the range of $940 to $990 per ounce. Costs are expected to be higher in the second half of 2014, primarily due to the timing of sustaining capital expenditures and also from lower silver credits as ore will be sourced mainly from a different pit.

On April 14, 2014, Veladero was formally notified that the Ministry of Mines approved the fourth update to Veladero’s environmental impact study, which incorporates permit amendments for the leach pad. These permit amendments are not expected to have any impact on our 2014 operating guidance.

North America Portfolio

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	29,597	45,516	(35%)	68,074	84,218	(19%)
Ore tons processed (000s)	8,254	8,396	(2%)	16,719	17,152	(3%)
Average grade (ozs/ton)	0.031	0.029	7%	0.031	0.029	7%
Gold produced (000s/oz)	205	202	1%	428	405	6%
Gold sold (000s/oz)	213	210	1%	449	404	11%
Cost of sales ($ millions)	$ 220	$ 222	(1%)	$ 454	$ 440	3%
Adjusted operating costs (per oz)[1]	$ 763	$ 787	(3%)	$ 744	$ 823	(10%)
All-in sustaining costs (per oz)[1]	$ 973	$ 1,258	(23%)	$ 963	$ 1,253	(23%)
All-in costs (per oz)[1]	$ 973	$ 1,258	(23%)	$ 963	$ 1,253	(23%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 53	$ 67	(21%)	$ 122	$ 168	(27%)
Capital expenditures ($ millions)[3]	$ 36	$ 94	(62%)	$ 81	$ 156	(48%)
Minesite sustaining	$ 36	$ 94	(62%)	$ 81	$ 156	(48%)
Minesite expansion	-	-	-	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $53 million and $122 million, respectively, a decrease of 21% and 27%, respectively, from the same prior year periods. The decreases were primarily due to a lower realized gold price, partially offset by an increase in sales volume. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by $58 million and $75 million respectively, over the same prior year periods. The decreases were primarily due to lower capitalized stripping costs at Bald Mountain and Round Mountain, lower underground development costs at Turquoise Ridge, and lower minesite sustaining capital expenditures across most sites.

For the three and six month periods ended June 30, 2014, gold production was 1% and 6% higher, respectively, compared to the same prior year periods.

The increases were primarily due to higher production at Bald Mountain and Turquoise Ridge, partially offset by lower production at Marigold as a result of the sale in second quarter 2014, Golden Sunlight and Ruby Hill.

For the three and six months period ended June 30, 2014 production at Bald Mountain increased by 70% and 24%, respectively, compared to the same prior year period due to the processing of increased ore tons as the mine went through a significant development phase in 2013. Production at Turquoise Ridge increased by 26% and 42%, respectively, over the same prior year periods due to increased throughput and improved ore grades. Production at Golden Sunlight decreased by 40% and 12%, respectively, over the same prior year periods due to high wall stability issues, resulting in fewer ore tons mined. Production at Ruby Hill decreased by 22% and 25%, respectively, over the same prior year periods due

BARRICK SECOND QUARTER 2014	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

to the cessation of mining in November 2013 after a failure of the high wall, resulting in only residual ounces being recovered from the leach pad.

Cost of sales decreased by $2 million, or 1%, and increased by $14 million, or 3%, for the three and six month periods ended June 30, 2014, respectively, compared to the same prior year periods. The decrease in costs of sales for the three months ended June 30, 2014 was primarily due to lower operating costs as a result of the sale of Marigold in second quarter 2014. The increase in cost of sales for the six months ended June 30, 2014 is primarily due to increased depreciation expense at Hemlo and Bald Mountain; partially offset by lower operating costs at Turquoise Ridge, Hemlo, and Bald Mountain. Adjusted operating costs were $763 per ounce and $744 per ounce for the three and six month periods ended June 30, 2014, respectively, a decrease of

$24 per ounce and $79 per ounce, respectively, over the same prior year periods. The decreases were primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $285 per ounce and $290 per ounce, respectively, over the same prior year periods due to lower per ounce adjusted operating costs combined with lower minesite sustaining capital expenditures.

In 2014, we continue to expect production to be in the range of 795 to 845 thousand ounces and now expect adjusted operating costs to be at the low end of the range of $780 to $805 per ounce and all-in sustaining costs to be at the low end of the range of $1,075 to $1,100 per ounce for the operating unit.

Australia Pacific

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	21,405	25,609	(16%)	45,080	47,960	(6%)
Ore tons processed (000s)	5,151	6,583	(22%)	10,638	13,013	(18%)
Average grade (ozs/ton)	0.062	0.081	(23%)	0.063	0.080	(21%)
Gold produced (000s/oz)	268	465	(42%)	573	912	(37%)
Gold sold (000s/oz)	262	465	(44%)	584	908	(36%)
Cost of sales ($ millions)	$ 240	$ 450	(47%)	$ 532	$ 906	(41%)
Adjusted operating costs (per oz)[1]	$ 733	$ 739	(1%)	$ 721	$ 763	(6%)
All-in sustaining costs (per oz)[1]	$ 856	$ 1,016	(16%)	$ 850	$ 1,046	(19%)
All-in costs (per oz)[1]	$ 856	$ 1,016	(16%)	$ 850	$ 1,046	(19%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 55	$ 251	(78%)	$ 187	$ 534	(65%)
Capital expenditures ($ millions)[3]	$ 26	$ 117	(78%)	$ 65	$ 231	(72%)
Minesite sustaining	$ 26	$ 117	(78%)	$ 65	$ 231	(72%)
Minesite expansion	-	-	-	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $55 million and $187 million, respectively, a decrease of 78% and 65%, respectively, from the same prior year periods. The decreases were primarily due to lower sales volumes, resulting from the sale of the Plutonic, Kanowna and Yilgarn South assets, combined with the impact of the lower realized gold price. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by $91 million and $166 million, respectively, over the same prior year periods. The decreases were primarily due to a reduction in the number of operating sites within the operating segment combined with a decrease in capitalized stripping costs at the remaining sites.

Gold production for the three and six month periods ended June 30, 2014 was lower by 42% and 37%, respectively, compared to the same prior year periods.

BARRICK SECOND QUARTER 2014	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

The decreases were primarily due to the disposal of the Yilgarn South assets at the end of 2013 and the disposal of the Kanowna and Plutonic assets during first quarter 2014, which produced a combined 0.18 million ounces and 0.37 million ounces in second quarter 2013 and the first half of 2013, respectively. Production at the remaining sites was lower than the same prior year periods, with the exception of Kalgoorlie. Production at Kalgoorlie was higher due to increased mill throughput and the availability of higher grade ore from both the underground and open pit.

Cost of sales for the three and six month periods ended June 30, 2014 decreased by $210 million and $374 million, respectively, a decrease of 47% and 41%, respectively, over the same prior year periods. The decreases were primarily due to lower sales volume as a result of the disposal of the Yilgarn South, Plutonic and Kanowna assets, which were all higher cost mines. Adjusted operating costs were $733 per ounce for the three month period ended June 30, 2014, down $6 per ounce or 1%, over the same prior year period. For the six month period ended June 30, 2014, adjusted operating costs were $721 per ounce, down $42 per ounce or 6%, over the same prior year period. The decreases reflect the disposal of the segment’s higher cost mines. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $160 per ounce and $196 per ounce, respectively, over the same prior year periods reflecting lower adjusted operating costs and a significant decrease in minesite sustaining capital expenditures.

In 2014, we now expect production to be at the high end of the range of 1,000 to 1,080 thousand ounces, adjusted operating costs to be at the low end of the range of $825 to $875 per ounce and all-in sustaining costs to be at the low end of the range of $1,050 to $1,100 per ounce for the operating unit.

African Barrick Gold

100% basis Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Total tons mined (000s)	11,416	16,690	(32%)	21,929	32,124	(32%)
Ore tons processed (000s)	2,130	2,319	(8%)	4,164	4,463	(7%)
Average grade (ozs/ton)	0.090	0.082	10%	0.090	0.079	14%
Gold produced (000s/oz)	178	165	8%	346	311	11%
Gold sold (000s/oz)	172	172	-	331	318	4%
Cost of sales ($ millions)	$ 170	$ 210	(19%)	$ 329	$ 414	(21%)
Adjusted operating costs (per oz)[1]	$ 753	$ 894	(16%)	$ 765	$ 919	(17%)
All-in sustaining costs (per oz)[1]	$ 1,105	$ 1,404	(21%)	$ 1,118	$ 1,483	(25%)
All-in costs (per oz)[1]	$ 1,169	$ 1,557	(25%)	$ 1,200	$ 1,642	(27%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 41	$ 12	242%	$ 81	$ 49	65%
Capital expenditures ($ millions)[3]	$ 58	$ 101	(43%)	$ 113	$ 206	(45%)
Minesite sustaining	$ 48	$ 73	(35%)	$ 89	$ 155	(42%)
Minesite expansion	$ 10	$ 28	(64%)	$ 24	$ 51	(53%)

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 47 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion and minesite sustaining (including mine development) on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $41 million and $81 million, respectively, an increase of 242% and 65%, respectively, from the same prior year periods. The increases were primarily due to a reduction in cost of sales and slightly higher sales volumes for the first half of 2014, partially offset by lower realized gold prices. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by $43 million and $93 million, respectively, over the same prior year periods. The decreases were primarily due to a reduction in minesite sustaining capital expenditures across all sites, including lower capitalized stripping costs at Buzwagi.

BARRICK SECOND QUARTER 2014	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold production for the three and six month periods ended June 30, 2014 was higher by 8% and 11%, respectively, compared to the same prior year periods. The increases were due to higher production at North Mara and Buzwagi for the three month period ended June 30, 2014, while production was higher across all sites for the six month period ended June 30, 2014.

For the three and six month periods ended June 30, 2014 production at North Mara increased by 10% and 8%, respectively, over the same prior year periods. The increases were primarily due to the processing of more ore tons, partially offset by marginally lower ore grades. For the three and six month periods ended June 30, 2014, production at Buzwagi increased by 26% and 19%, respectively, over the same prior year periods, mainly due to higher ore grades and recovery rates. For the three and six month periods ended June 30, 2014 production at Bulyanhulu decreased by 9% and increased by 13%, respectively, over the same prior year periods. The decrease for the three month period ended June 30, 2014 was primarily due to the processing of fewer ore tons. The increase for the six month period ended June 30, 2014 was mainly due to the processing of increased ore tons at higher grades.

Cost of sales for the three and six month periods ended June 30, 2014 decreased by $40 million and $85 million, respectively, a decrease of 19% and 21%, respectively, over the same prior year periods. The decreases were primarily due to lower consumable and labour costs. Adjusted operating costs for the three and six month periods ended June 30, 2014 were $753 per ounce and $765 per ounce, respectively, down $141 per ounce and $154 per ounce, respectively, over the same prior year period. The decreases were primarily due to the reduction in costs of sales combined with the impact of higher production levels on unit production costs. All-in sustaining costs for the three and six month periods ended June 30, 2014 decreased by $299 per ounce and $365 per ounce, respectively, over the same prior year periods reflecting the lower per ounce adjusted operating costs and a decrease in minesite sustaining capital expenditures.

In 2014, we now expect production to be above the high end of the range of 430 to 460 thousand ounces (Barrick’s share), adjusted operating costs to be at the low end of the range of $740 to $790 per ounce and all-in sustaining costs to be at the low end of the range of $1,100 to $1,175 per ounce for the operating unit.

Global Copper

Summary of Operating Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Copper produced (millions of lbs)	67	134	(50%)	171	261	(34%)
Copper sold (millions of lbs)	73	135	(46%)	184	250	(26%)
Cost of sales ($ millions)	$ 195	$ 270	(28%)	$ 448	$ 577	(22%)
C1 cash costs (per lb)[1]	$ 2.04	$ 1.75	17%	$ 2.08	$ 2.08	-
C3 fully allocated costs (per lb)[1]	$ 2.52	$ 2.27	11%	$ 2.59	$ 2.61	(1%)

Summary of Financial Data	For the three months ended June 30			For the six months ended June 30
	2014	2013	% Change	2014	2013	% Change
Segment income ($ millions)[2]	$ 36	$ 131	(73%)	$ 75	$ 188	(60%)
Capital expenditures ($ millions)[3]	$ 83	$ 123	(32%)	$ 151	$ 224	(33%)
Minesite sustaining	$ 81	$ 99	(18%)	$ 143	$ 179	(20%)
Minesite expansion	-	-	-	-	-	-
Project capex	$ 2	$ 24	(92%)	$ 8	$ 45	(82%)

[1]

C1 cash costs and C3 fully allocated costs per pound are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 50 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining (including mine development) as well as project development on an accrual basis excluding capitalized interest.

Segment income for the three and six month periods ended June 30, 2014 was $36 million and $75 million, respectively, a decrease of 73% and 60%, respectively, from the same prior year periods. The decreases were primarily due to lower sales volume at Lumwana due to the mill shutdown that occurred for a significant portion of second quarter 2014 as a result of the partial collapse of the terminal end of the main conveyor. This incident resulted in an impairment charge of $5 million and the incurring of $10 million in abnormal costs in second

BARRICK SECOND QUARTER 2014	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

quarter 2014. A business interruption insurance claim related to the conveyor collapse may be made once the total impact of the losses is determined. Capital expenditures for the three and six month periods ended June 30, 2014 decreased by $40 million and $73 million, respectively, over the same prior year periods. The decreases were primarily due to lower minesite sustaining capital expenditures at Lumwana and lower project capital expenditures at Jabal Sayid, which was put on care and maintenance in late 2013.

Copper production for the three and six month periods ended June 30, 2014 was lower by 50% and 34%, respectively, compared to the same prior year periods. The decreases were primarily the result of the conveyor collapse, which resulted in the shutdown of the mill and concentrate production from April 15 through the end of the quarter. Subsequent to quarter end, the conveyer repairs were completed and the mill was restarted on July 7. Mining operations continued during the mill shutdown although productivity was hampered by the adverse effect of an unusually long and severe rainy season in Zambia. Production at Zaldívar was also lower compared to the same prior year periods due to lower tons processed combined with a higher proportion of sulfide material, which has a lower recovery rate.

Cost of sales for the three and six month periods ended June 30, 2014 decreased by $75 million and $129 million, respectively, a decrease of 28% and 22%, respectively, over the same prior year periods. The decreases were primarily due to lower production levels at Lumwana and Zaldívar. C1 cash costs for the three and six month periods ended June 30, 2014 were $2.04 per pound and $2.08 per pound, respectively, up $0.29 per pound and in line, respectively, from the same prior year periods. The increase in C1 cash costs in second quarter 2014 was due to the impact of decreased production levels on unit production costs. C3 fully allocated costs per pound for the three and six month periods ended June 30, 2014 were $2.52 per pound and $2.59 per pound, respectively, up $0.25 per pound and down $0.02 per pound, respectively, from the same prior year periods, primarily reflecting the effect of the above factors on C1 cash costs.

As a result of the partial collapse of the conveyor at Lumwana, we expect copper production for 2014 to be in the range of 410 to 440 million pounds, lower than our original guidance range of 470 to 500 million pounds. We continue to expect C1 cash costs of $1.90 to 2.10 per pound and C3 fully allocated costs of $2.50 to $2.75 per pound for the operating unit.

BARRICK SECOND QUARTER 2014	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios1

($ millions, except ratios and share amounts)	As at June 30, 2014	As at December 31, 2013
Total cash and equivalents	$ 2,549	$ 2,424
Current assets	3,985	3,588
Non-current assets	30,901	31,436
Total Assets	$ 37,435	$ 37,448
Current liabilities excluding short-term debt	$ 2,088	$ 2,626
Non-current liabilities excluding long-term debt	6,193	5,741
Debt (current and long-term)	13,160	13,080
Total Liabilities	$ 21,441	$ 21,447
Total shareholders’ equity	13,262	13,533
Non-controlling interests	2,732	2,468
Total Equity	$ 15,994	$ 16,001
Dividends	$ 116	$ 508
Total common shares outstanding (millions of shares)[2]	1,165	1,165

Key Financial Ratios:
Current ratio[3]	2.87:1	2.14:1
Debt-to-equity[4]	0.82:1	0.82:1
Debt-to-total capitalization[5]	0.39:1	0.39:1

[1]	Figures include assets and liabilities classified as held-for-sale as at June 30, 2014 and December 31, 2013.
[2]	Total common shares outstanding do not include 5.7 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2014 and December 31, 2013.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2014 and December 31, 2013.
[5]	Represents debt divided by capital stock and long-term debt as at June 30, 2014 and December 31, 2013.

Balance Sheet Review

Total assets were $37 billion at June 30, 2014, in line with total assets at December 31, 2013. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities at June 30, 2014 totaled $21 billion, consistent with total liabilities at December 31, 2013.

Shareholders’ Equity

As at July 22, 2014	Number of shares
Common shares	1,164,669,608

Stock options	5,746,615

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In second quarter 2014, other comprehensive income was a gain of $8 million on an after-tax basis. The increase reflected: (i) a $5 million gain recorded as a result of changes in the fair value of investments held during the quarter; (ii) gains of $16 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices and fuel prices; (iii) $17 million of losses transferred out of OCI on sale of investments ($3 million realized $14 million impairment); (iv) $4 million of gains for currency translation adjustments; (v) partially offset by reclassification adjustments totaling $32 million for gains on hedge contracts designated for 2014 (or ineffective amounts) that were transferred to earnings or property, plant and

BARRICK SECOND QUARTER 2014	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

equipment in conjunction with the recognition of the related hedge exposure.

Included in accumulated other comprehensive income at June 30, 2014 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $13 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years, including $27 million remaining in crystallized hedge gains related to our Australian dollar contracts that were settled in the third quarter of 2012 or closed out in the second half of 2013, $21 million in crystallized hedge gains related to our silver contracts, $4 million in crystallized hedge gains related to our Chilean peso contracts that were settled in the second quarter of 2013 as well as $1 million in crystallized hedge losses related to our Canadian dollar contracts that were closed out in the first quarter of 2014. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2014, our total debt was $13.2 billion (debt net of cash and equivalents was $10.6 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 0.82:1 and 0.39:1, respectively. This compares to debt as at December 31, 2013 of $13.1 billion (debt net of cash and equivalents was $10.7 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.82:1 and 0.39:1, respectively. We have attributable debt of approximately $300 million maturing by the end of 2015 and a total of approximately $1 billion due by the end of 2017 (refer to note 19B for further details). Our $4.0 billion revolving credit facility (“2012 Credit Facility”) is fully undrawn and expires in January 2019.

[1]	Amounts exclude capital leases and include 60% of the Pueblo Viejo financing and 100% of the ABG financing.

At current market gold and copper prices, we expect to generate negative free cash flow in 2014. This is primarily due to expected full year total capital expenditures of about $2.2 to $2.5 billion.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at June 30, 2014) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.1 billion as at June 30, 2014).

Cash and equivalents and cash flow

Total cash and cash equivalents as at June 30, 2014 were $2.5 billion2. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

[2]	Includes $270 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK SECOND QUARTER 2014	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Operating inflows	$ 488	$ 907	$ 1,073	$ 1,992
Investing activities
Capital Expenditures[1]	$ (616)	$ (1,552)	$ (1,232)	$ (2,931)
Divestitures	86	-	166	-
Other	(10)	(57)	10	(167)
Total investing outflows	$ (540)	$ (1,609)	$ (1,056)	$ (3,098)
Financing activities
Net change in debt	$ (18)	$ 994	$ 40	$ 1,839
Dividends	(58)	(200)	(116)	(400)
Funding from non-controlling interests	-	19	2	32
Net proceeds from share sale in ABG	-	-	186	-
Other	-	(14)	-	(21)
Total financing (outflows) inflows	$ (76)	$ 799	$ 112	$ 1,450
Effect of exchange rate	1	(9)	(4)	(11)
Increase/(decrease)in cash and equivalent	(127)	88	125	333

[1]	The amounts include capitalized interest of $11 million for the three months ended June 30, 2014 (2013: $91 million) and $13 million for the six months ended June 30, 2014 (2013: $138 million).

In second quarter 2014, we generated $488 million in operating cash flow, compared to $907 million of operating cash flow in the same prior year period. In the first half of 2014, we generated $1.1 billion in operating cash flow, compared to $2 billion of operating cash flow in the same prior year period. The decreases in operating cash flow primarily reflect lower net earnings levels, primarily due to lower realized gold prices, partially offset by a decrease in income tax payments of $145 million and $316 million for the three and six month periods ended June 30, 2014, respectively. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

Cash used in investing activities amounted to $540 million and $1,056 million for the three and six month periods ended June 30, 2014, respectively. The decreases of $1.1 billion and $2.0 billion, respectively, compared to the same prior year periods, are primarily due to a decrease in capital expenditures as well as divestitures relating to our Plutonic, Kanowna and Marigold sites. In second quarter 2014, capital expenditures on a cash basis were $616 million, while in the first half of 2014 capital expenditures on a cash basis were $1.2 billion. The decreases of $936 million and $1.7 billion, respectively, compared to the same prior year periods, are primarily due to a decrease in project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project, and a decrease in minesite sustaining capital across most sites. The decrease in minesite expansion expenditures was primarily due to a decrease at Pueblo Viejo due to the completion of the power plant in fourth quarter 2013.

Net financing cash outflows for the three month period ended June 30, 2014 amounted to $76 million, compared to $799 million in cash inflows in the same prior year period. For the first half of 2014, net financing cash inflows were $112 million, compared to $1.5 billion in the same prior year period. The net financing cash inflows for the three and six month periods ended June 2013 primarily consist of $994 million and $1.8 billion, respectively, in debt securities, partially offset by $200 million and $400 million, respectively, of dividend payments.

BARRICK SECOND QUARTER 2014	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at June 30, 2014
Financial Instrument	Principal/Notional Amount			Associated Risks
				•	Interest rate
Cash and equivalents		$ 2,549	million	•	Credit
				•	Credit
Accounts receivable		$ 377	million	•	Market
				•	Market
Available-for-sale securities		$ 103	million	•	Liquidity
Accounts payable		$ 1,659	million	•	Liquidity
Debt		$ 13,274	million	•	Interest rate
Restricted share units		$ 31	million	•	Market
Deferred share units		$ 5	million	•	Market
	CAD	333	million	•	Market/liquidity
	CLP	119,750	million	•	Credit
	AUD	589	million	•	Interest rate
	PGK	17	million
Derivative instruments - currency contracts	ZAR	797	million
				•	Market/liquidity
				•	Credit
Derivative instruments - copper contracts		130	million lbs	•	Interest rate
				•	Market/liquidity
				•	Credit
Derivative instruments - energy contracts	Diesel	8	million bbls	•	Interest rate
	Receive float interest rate swaps	$ 142	million	•	Market/liquidity
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 500	million	•	Interest rate

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation as disclosed in note 23 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK SECOND QUARTER 2014	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due As at June 30, 2014
($ millions)	2014[1]	2015	2016	2017	2018	2019 and thereafter	Total
Debt[2]
Repayment of principal	$ 69	$ 257	$ 661	$ 127	$ 878	$ 10,903	$ 12,895
Capital leases	28	66	65	62	55	103	379
Interest	333	663	652	630	620	6,989	9,887
Provisions for environmental rehabilitation[3]	87	91	171	178	149	1,788	2,464
Operating leases	26	57	54	55	55	157	404
Restricted share units	5	17	2	7	-	-	31
Pension benefits and other post-retirement benefits	11	22	21	21	21	387	483
Derivative liabilities[4]	6	20	20	-	-	-	46
Purchase obligations for supplies and consumables[5]	352	253	116	99	81	198	1,099
Capital commitments[6]	77	1	1	1	1	-	81
Social development costs[7]	34	24	50	49	7	55	219
Total	$ 1,028	$ 1,471	$ 1,813	$ 1,229	$ 1,867	$ 20,580	$ 27,988

[1]	Represents the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2014. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 19C to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[7]

Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $122 million, expected to be paid over the period of 2014 to 2017, and for which $10 million has been accrued to date.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2013 annual MD&A.

Together, internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all fraud or misstatements. Further, the effectiveness of internal control over financial reporting and disclosure is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

As described on page 18 of this report, we announced a new executive management structure subsequent to quarter end. As part of this change in senior executive roles and responsibilities, management will assess the impact on internal control over financial reporting and disclosure.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and may make modifications from time to time as considered necessary or desirable.

BARRICK SECOND QUARTER 2014	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2014			2013		2012 [2]
($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$ 2,432	$ 2,632	$ 2,926	$ 2,985	$ 3,201	$ 3,399	$ 4,149	$ 3,399
Realized price per ounce - gold[4]	1,289	1,285	1,272	1,323	1,411	1,629	1,714	1,655
Realized price per pound - copper[4]	3.17	3.03	3.34	3.40	3.28	3.56	3.54	3.52
Cost of sales	1,590	1,692	1,813	1,788	1,832	1,810	2,124	1,733
Net earnings (loss)	(269)	88	(2,830)	172	(8,555)	847	(3,013)	649
Per share (dollars)[3,4]	(0.23)	0.08	(2.61)	0.17	(8.55)	0.85	(3.01)	0.65
Adjusted net earnings[4]	159	238	406	577	663	923	1,157	880
Per share (dollars)[3,4]	0.14	0.20	0.37	0.58	0.66	0.92	1.16	0.88
Operating cash flow	488	585	1,016	1,231	907	1,085	1,845	1,845
Adjusted operating cash flow[4]	$ 488	$ 585	$ 1,085	$ 1,300	$ 815	$ 1,158	$ 1,925	$ 1,395

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Figures are restated for the impact of new accounting standards adopted in 2013.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 46 - 51 of this MD&A.

Until the past several quarters, our financial results reflected a trend of spot gold prices at historically elevated levels, offset by increasing gold and copper production costs, mainly caused by inflationary pressures. In recent quarters, spot gold prices have declined and as a result of a renewed emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In second quarter 2014, we recorded asset and goodwill impairment charges of $514 million relating to Jabal Sayid as a result of classifying the project as held for sale. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax and non-controlling interest), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana and goodwill related to our global copper segment totaling $4.2 billion (net of tax effects).

BARRICK SECOND QUARTER 2014	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and determination of our critical accounting estimates and significant accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates and policies in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent annual consolidated financial statements. A summary of future accounting policy changes is disclosed in note 2 of the accompanying interim consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the Annual Consolidated Financial Statements and an update is provided in note 3 of the accompanying interim financial statements.

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to Note 20 of the Annual Consolidated Financial Statements for further information.

Summary of impairments

For the three months ended June 30, 2014, we recorded post-tax impairment losses of $209 million (2013: $6.4 billion) for non- current assets and $316 million (2013: $2.3 million) for goodwill, as summarized in the table below:

	For the three months ended June 30

	2014		2013
($ millions)	Pre-tax (100%)	Post tax (our share)	Pre-tax (100%)	Post tax (our share)
Australia Pacific goodwill	-	-	$ 649	$ 649
Copper goodwill	$ 316	$ 316	1,033	1,033
Capital projects goodwill	-	-	397	397
ABG Goodwill	-	-	185	185
Total goodwill impairment charges	$ 316	$ 316	$ 2,264	$ 2,264
Pascua-Lama	-	-	$ 5,164	$ 5,111
Jabal Sayid	$ 198	$ 198	501	401
Buzwagi	-	-	721	423
North Mara	-	-	153	79
Pierina	-	-	140	98
Exploration sites	-	-	112	89
Granny Smith	-	-	73	73
Kanowna	-	-	107	107
Plutonic	-	-	20	14
Pueblo Viejo	(22)	(10)	-	-
Darlot	-	-	36	25
Available for sale investments	14	14	16	13
Porgera	-	-	-	-
Other	6	6	20	10
Total asset impairment charges	$ 196	$ 208	$ 7,063	$ 6,443
Tax effects and NCI		($ 12)	-	$ 620
Total impairment charges (100%)	$ 512	$ 512	$ 9,327	$ 9,327

Indicators of impairment

Second Quarter 2014

As at June 30, 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the fair value less cost to dispose (“FVLCD”), and consequently recorded $514 million in impairment charges, including

BARRICK SECOND QUARTER 2014	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

the full amount of goodwill allocated on a relative fair value basis, of $316 million. Subsequent to quarter end, on July 13, 2014 we signed an agreement to sell a 50% interest of Jabal Sayid for cash proceeds of $210 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012, and therefore we recognized a pre-tax impairment reversal of $22 million.

Second Quarter 2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $6.4 billion after any related income tax effects, including a $5.1 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $401 million related to the Jabal Sayid project in our copper segment; $502 million related to Buzwagi and North Mara in African Barrick Gold; $219 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $98 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and African Barrick Gold segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our African Barrick Gold segment was negatively impacted by significant changes in the life of mine (“LOM”) plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are used. For further details refer to note 20 of the Annual Consolidated Financial Statements.

The key assumptions used in our impairment testing in second quarter 2014 and second quarter 2013 are summarized in the table below:

	Second Quarter 2014	Second Quarter 2013
Gold price per oz	N/A	$1,300
Silver price per oz	N/A	$23
Copper price per lb	$3.25	$3.25
WACC - gold (range)	N/A	3% - 8%
WACC - gold (avg)	N/A	5%
WACC - copper (range)	7% - 9%	6% - 8%
WACC - copper (avg)	7%	7%
NAV multiple - gold (avg)	N/A	1.2
LOM years - gold (range)	N/A	2 - 34
LOM years - gold (avg)	N/A	14
LOM years - copper (range)	14 - 24	13 - 33
LOM years - copper (avg)	18	21

Sensitivities

Based on the results of our last impairment test performed in fourth quarter 2013, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at June 30, 2014	Carrying value
Copper segment[1,2,3]	4,346
Cerro Casale	1,514
Australia Pacific segment[1,2]	1,467
Lumwana[1]	996
Veladero[1,2]	759
Jabal Sayid[1]	560
Porgera[1]	367
North Mara[1]	347
Round Mountain[1]	149

[1]	These operating segments/CGUs have been impaired in either 2012, 2013 or 2014 and therefore their fair value approximates carrying value.
[2]	Includes goodwill (refer to Note 17).
[3]	Due to its classification as held-for-sale, Jabal Sayid is not included in this figure.

BARRICK SECOND QUARTER 2014	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2013 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Net loss attributable to equity holders of the Company	$ (269)	($ 8,555)	$ (181)	($ 7,708)
Impairment charges related to intangibles, property, plant and equipment, and investments	525	8,707	536	8,712
Acquisition/disposition (gains)/losses	(24)	460	(23)	455
Foreign currency translation (gains)/losses	31	(8)	144	55
Tax adjustments	(112)	-	(112)	-
Other expense adjustments[2]	42	82	85	112
Unrealized gains on non-hedge derivative instruments	(34)	(23)	(52)	(40)
Adjusted net earnings	$ 159	$ 663	$ 397	$ 1,586
Net loss per share[3]	(0.23)	(8.55)	(0.16)	(7.70)
Adjusted net earnings per share[3]	0.14	0.66	0.34	1.58
[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Other expense adjustments include $30 million of demobilization costs relating to Pascua-Lama for the six months ended June 30, 2014 (2013: $38 million).
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Operating cash flow	$ 488	$ 907	$ 1,073	$1,992
Settlement of currency and commodity contracts	-	(148)	-	(74)
Non-recurring tax payments	-	56	-	56
Adjusted operating cash flow	$ 488	$ 815	$ 1,073	$1,974
Capital expenditures	(616)	(1,552)	(1,232)	(2,931)
Free cash flow	($ 128)	($ 737)	($ 159)	($957)

BARRICK SECOND QUARTER 2014	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Adjusted operating costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
	Reference	2014	2013	2014	2013
Cost of sales	A	$ 1,370	$ 1,575	$ 2,792	$ 3,083
Cost of sales applicable to non-controlling interests[1]	B	($ 131)	(110)	(252)	(186)
Cost of sales applicable to ore purchase arrangement	C	-	(18)	-	(46)
Other metal sales	D	($ 44)	(55)	(92)	(111)
Realized non-hedge gains/losses on fuel hedges	E	($ 5)	(3)	(9)	(9)
Corporate social responsibility costs related to current operations	F	14	16	23	22
Treatment and refinement charges	G	3	2	3	3
Total production costs		$ 1,207	$ 1,407	$ 2,465	$ 2,756
Depreciation	H	($ 306)	($ 381)	($ 623)	($ 724)
Impact of Barrick Energy	I	-	(26)	-	(49)
Adjusted operating costs		$ 901	$ 1,000	$ 1,842	$ 1,983
General & administrative costs	J	66	64	153	147
Rehabilitation - accretion and amortization (operating sites)	K	32	35	66	77
Mine on-site exploration and evaluation costs	L	6	17	8	28
Mine development expenditures[2]	M	177	314	365	586
Sustaining capital expenditures[2]	M	130	222	224	460
All-in sustaining costs		$ 1,312	$ 1,652	$ 2,658	$ 3,281
Corporate social responsibility costs not related to current operations	F	7	7	12	9
Rehabilitation - accretion and amortization not related to current operations	K	3	3	6	5
Exploration and evaluation costs (non-sustaining)	L	44	26	71	62
Non-sustaining capital expenditures[2]
Pascua-Lama	M	(12)	452	31	1,063
Pueblo Viejo	M	1	28	1	17
Cortez	M	4	51	10	96
Goldstrike thiosulfate project	M	63	57	127	96
Bulyanhulu CIL	M	6	21	18	38
Other	M	5	4	8	12
All-in costs		$ 1,433	$ 2,301	$ 2,942	$ 4,679
Ounces sold - consolidated basis (000s ounces)		1,683	1,940	3,464	3,754
Ounces sold - non-controlling interest (000s ounces)[1]		(167)	(125)	(330)	(192)
Ounces sold - equity basis (000s ounces)		1,516	1,815	3,134	3,562
Total production costs per ounce[3]		$ 796	$ 776	$ 787	$ 775
Adjusted operating costs per ounce[3]		$ 594	$ 552	$ 588	$ 558
Adjusted operating costs per ounce (on a co-product basis)[3,4]		$ 615	$ 579	$ 610	$ 586
All-in sustaining costs per ounce[3]		$ 865	$ 910	$849	$ 922
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$ 886	$ 937	$871	$ 950
All-in costs per ounce[3]		$ 945	$ 1,267	$940	$ 1,314
All-in costs per ounce (on a co-product basis)[3,4]		$ 966	$ 1,294	$962	$ 1,342

[1]	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK SECOND QUARTER 2014	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
		2014	2013	2014	2013
	References

A	Cost of sales - gold
	Cost of sales (statement of income)	$ 1,590	$ 1,832	$ 3,282	$ 3,642
	Less: cost of sales - copper (Note 5)	(195)	(270)	(448)	(577)
	Direct mining and royalties	166	213	377	480
	Depreciation	29	57	71	97
	Add: Barrick Energy depreciation	-	19	-	38
	Less: COS - corporate	(25)	(6)	(42)	(20)
	Total Cost of Sales - Gold	$ 1,370	$ 1,575	$ 2,792	$ 3,083

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to ABG (Note 5)
	Direct mining and royalties	$ 135	$ 161	$ 264	$ 315
	Depreciation	35	49	65	99
	Total related to ABG	$ 170	$ 210	$ 329	$ 414
	Portion attributable to non-controlling interest	$ 59	$ 56	$ 98	$ 111
	Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining and royalties	$ 130	$ 96	$ 285	$ 153
	Depreciation	67	36	120	54
	Total related to Pueblo Viejo	$ 197	$ 132	$ 405	$ 207
	Portion attributable to non-controlling interest	$ 72	$ 54	$ 154	$ 75
	Cost of sales applicable to non-controlling interests	$ 131	$ 110	$ 252	$ 186

C	Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three and six months ended June 30, 2014 were $36 million and $71 million, respectively (2013: $50 million and $103 million, respectively).

E	Realized non-hedge gains/losses on fuel hedges

	Fuel gains/(losses) (Note 19D)	$ 58	($ 12)	$ 72	($ 6)
	Less: Unrealized gains/(losses)	(63)	9	(81)	(3)
	Realized non-hedge gains/(losses) on fuel hedges	($ 5)	($ 3)	($ 9)	($ 9)

F	Corporate social responsibility costs

	CSR costs (Note 10)	$ 24	$ 28	$ 40	$ 40
	Less: NCI of CSR	-	(2)	(1)	(4)
	Less: CSR costs - non-gold	(3)	(3)	(4)	(5)
	Total CSR - gold	$ 21	$ 23	$ 35	$ 31
	Corporate social responsibility costs related to current operations	14	16	23	22
	Corporate social responsibility costs not related to current operations	7	7	12	9
	Total CSR - gold	$ 21	$ 23	$ 35	$ 31

BARRICK SECOND QUARTER 2014	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
		2014	2013	2014	2013

G

Treatment and refinement charges

Treatment and refinement charges, which are recorded against concentrate revenues, for the three and six months ended June 30, 2014 were $3 million and $3 million, respectively (2013: $2 million and $3 million, respectively).

H	Depreciation - gold
	Depreciation (Note 7)	$ 400	$ 453	$ 802	$ 849
	Less: copper depreciation (Note 5)	(29)	(57)	(71)	(97)
	Add: Barrick Energy depreciation	-	19	-	38
	Less: NCI portion	(39)	(27)	(66)	(49)
	Less: Depreciation - corporate assets	(26)	(7)	(42)	(17)
	Total depreciation - gold	$ 306	$ 381	$ 623	$ 724

I	Impact of Barrick Energy (Note 4)
	Revenue related to Barrick Energy	$-	$ 42	$-	$ 80
	Less: COS related to Barrick Energy	-	(35)	-	(69)
	Add: Barrick Energy depreciation	-	19	-	38
	Impact of Barrick Energy	$-	$ 26	$-	$ 49

J	General & administrative costs
	Total general & administrative costs (statement of income)	$ 82	$ 99	$ 185	$ 197
	Less: non-gold and non-operating general & administrative costs	(14)	(17)	(26)	(32)
	Less: NCI portion	(3)	(3)	(6)	(5)
	Add: World Gold Council fees	1	2	2	4
	Less: non-recurring items	-	(17)	(2)	(17)
	Total general & administrative costs	$ 66	$ 64	$ 153	$ 147

K

Rehabilitation - accretion and amortization

Includes depreciation (note 7) on the assets related to rehabilitation provisions of our gold operations of $18 million and $37 million for the three and six months ended June 30, 2014 (2013: $24 million and $53 million, respectively) and accretion (note 12) on the rehabilitation provision of our gold operations of $14 million and $29 million for the three and six months ended June 30, 2014, respectively (2013: $11 million and $24 million, respectively).

L	Exploration and evaluation costs
	Exploration and evaluation costs (statement of income)	$ 53	$ 58	$ 85	$ 106
	Less: exploration and evaluation costs - non-gold & NCI	(3)	(15)	(6)	(16)
	Total exploration and evaluation costs - gold	$ 50	$ 43	$ 79	$ 90
	Exploration & evaluation costs (sustaining)	6	17	8	28
	Exploration and evaluation costs (non-sustaining)	44	26	71	62
	Total exploration and evaluation costs - gold	$ 50	$ 43	$ 79	$ 90

BARRICK SECOND QUARTER 2014	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended June 30		For the six months ended June 30
		2014	2013	2014	2013
M	Capital expenditures
	Gold segments (Note 5)	$ 417	$ 737	$ 813	$ 1,317
	Pascua-Lama operating unit (Note 5)	(12)	494	31	1,176
	Other gold projects[1]	14	34	16	115
	Capital expenditures - gold	$ 419	$ 1,265	$ 860	$ 2,608
	Less: NCI portion	(38)	(55)	(62)	(89)
	Less: capitalized interest (note 12)	(7)	(61)	(14)	(151)
	Total capital expenditures - gold	$ 374	$ 1,149	$ 784	$ 2,368
	Mine development expenditures	177	314	365	586
	Sustaining capital expenditures	130	222	224	460
	Non-sustaining capital expenditures	67	613	195	1,322
	Total capital expenditures - gold	$ 374	$ 1,149	$ 784	$ 2,368

[1]	2013 figures include capital expenditures related to Barrick Energy that was sold in third quarter 2013.

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Cost of sales	$ 195	$ 270	$ 448	$ 577
Depreciation/amortization	(29)	(57)	(71)	(97)
Treatment and refinement charges	14	29	47	58
Corporate social responsibility costs	2	1	3	5
Less: royalties	(6)	(12)	(17)	(24)
Non-routine charges	-	5	(1)	3
Other metal sales	-	-	(1)	(1)
Other[2]	(27)	-	(27)	-
C1 cash cost of sales	$ 149	$ 236	$ 381	$ 521
Depreciation/amortization	29	57	71	97
Royalties	6	12	17	24
Non-routine charges	-	(5)	1	(3)
Administration costs	4	3	8	9
Other expense (income)	(4)	6	(2)	6
C3 fully allocated cost of sales	$ 184	$ 309	$ 476	$ 654
Pounds sold - consolidated basis (millions pounds)	73	135	184	250
C1 cash cost per pound[1]	$ 2.04	$ 1.75	$ 2.08	$ 2.08
C3 fully allocated cost per pound[1]	$ 2.52	$ 2.27	$ 2.59	$ 2.61

[1]	C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.
[2]

Includes $17 million related to copper cathode purchases and $10 million of abnormal costs related to the conveyor collapse at Lumwana, as these costs are not indicative of our normal production costs.

BARRICK SECOND QUARTER 2014	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Net loss	$ (223)	$ (8,701)	$ (96)	$ (7,840)
Income tax expense	123	(213)	412	220
Finance costs	181	145	361	236
Finance income	(3)	(2)	(6)	(5)
Depreciation	400	453	802	849
EBITDA	$ 478	($ 8,318)	$ 1,473	($ 6,540)
Impairment charges	$ 512	$ 9,327	$ 524	$ 9,332
Adjusted EBITDA	$ 990	$ 1,009	$ 1,997	$ 2,792

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended June 30				For the six months ended June 30
($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2014	2013	2014	2013	2014	2013	2014	2013
Sales	$ 2,150	$ 2,729	$ 237	$ 421	$ 4,429	$ 5,691	$ 542	$ 804
Sales applicable to non-controlling interests	(215)	(163)	-	-	(426)	(271)	-	-
Sales attributable to ore purchase agreement	-	(19)	-	-	-	(46)	-	-

Realized non-hedge gold/copper derivative (losses) gains	-	-	(3)	(6)	-	1	(6)	(10)
Treatment and refinement charges	3	2	14	29	3	3	47	58
Export duties	15	12	-	-	25	28	-	-
Other[2]	-	-	(17)	-			(17)	-
Revenues – as adjusted	$ 1,953	$ 2,561	$ 231	$ 444	$ 4,031	$ 5,406	$ 566	$ 852
Ounces/pounds sold (000s ounces/millions pounds)	1,516	1,815	73	135	3,134	3,562	184	250
Realized gold/copper price per ounce/pound[1]	$ 1,289	$ 1,411	$ 3.17	$ 3.28	$ 1,287	$ 1,518	$ 3.08	$ 3.41

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.
[2]	Revenue related to copper cathode purchases made in second quarter 2014.

BARRICK SECOND QUARTER 2014	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Revenue (notes 5 and 6)	$2,432	$3,201	$5,064	$6,600
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,590	1,832	3,282	3,642
General and administrative expenses (note 11)	82	99	185	197
Exploration and evaluation (note 8)	53	58	85	106
Other expense (income) (note 10A)	142	148	342	237
Impairment charges (note 10B)	512	9,327	524	9,332
Gain on non-hedge derivatives (note 19D)	(44)	(13)	(65)	(55)
Income (loss) before finance items and income taxes	97	(8,250)	711	(6,859)
Finance items
Finance income	3	2	6	5
Finance costs (note 12)	(200)	(161)	(401)	(269)
(Loss) income from continuing operations before income taxes	(100)	(8,409)	316	(7,123)
Income tax (expense) recovery (note 13)	(123)	213	(412)	(220)
Loss from continuing operations	(223)	(8,196)	(96)	(7,343)
Loss from discontinued operations	-	(505)	-	(497)
Net loss	$(223)	$(8,701)	$(96)	$(7,840)
Attributable to:
Equity holders of Barrick Gold Corporation	$(269)	$(8,555)	$(181)	$(7,708)
Non-controlling interests (note 22)	$46	$(146)	$85	$(132)

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Loss from continuing operations
Basic	$(0.23)	$(8.04)	$(0.16)	$(7.20)
Diluted	$(0.23)	$(8.04)	$(0.16)	$(7.20)
Loss from discontinued operations
Basic	$-	$(0.51)	$-	$(0.50)
Diluted	$-	$(0.51)	$-	$(0.50)
Net loss
Basic	$(0.23)	$(8.55)	$(0.16)	$(7.70)
Diluted	$(0.23)	$(8.55)	$(0.16)	$(7.70)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2014	52	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Net loss	$(223)	$(8,701)	$(96)	$(7,840)
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $nil, $2, nil and $4	5	(18)	22	(26)
Realized (gains) losses and impairments on AFS financial securities, net of tax $nil, ($2), $nil and ($2)	17	13	23	11
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($3), ($12), $1 and ($15)	13	(85)	28	(55)
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $1, $23, $1 and $41	(31)	(107)	(54)	(182)
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	4	(77)	7	(98)
Total other comprehensive income (loss)	8	(274)	26	(350)
Total comprehensive loss	$(215)	$(8,975)	$(70)	$(8,190)
Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$(261)	$(8,292)	$(155)	$(7,510)
Discontinued operations	$-	$(537)	$-	$(548)
Non-controlling interests	$46	$(146)	$85	$(132)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2014	53	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net loss from continuing operations	$(223)	$(8,196)	$(96)	$(7,343)
Adjusted for the following items:
Depreciation	400	453	802	849
Finance costs	200	161	401	269
Impairment charges (note 10B)	512	9,327	524	9,332
Income tax expense (recovery) (note 13)	123	(213)	412	220
(Increase) decrease in inventory	(37)	(69)	5	(233)
Proceeds from settlement of hedge contracts	-	219	-	219
Gain on non-hedge derivatives	(44)	(13)	(65)	(55)
Gain on sale of long-lived assets/investments	(22)	(1)	(23)	(9)
Other operating activities (note 14A)	16	(300)	(225)	(465)
Operating cash flows before interest and income taxes	925	1,368	1,735	2,784
Interest paid	(276)	(170)	(352)	(217)
Income taxes paid	(161)	(306)	(310)	(626)
Net cash provided by operating activities from continuing operations	488	892	1,073	1,941
Net cash provided by operating activities from discontinued operations	-	15	-	51
Net cash provided by operating activities	488	907	1,073	1,992
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(616)	(1,552)	(1,232)	(2,931)
Sales proceeds	2	1	37	3
Divestitures	86	-	166	-
Investments sales	27	-	52	18
Other investing activities (note 14B)	(39)	(46)	(79)	(131)
Net cash used in investing activities from continuing operations	(540)	(1,597)	(1,056)	(3,041)
Net cash used in investing activities from discontinued operations	-	(12)	-	(57)
Net cash used in investing activities	(540)	(1,609)	(1,056)	(3,098)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	-	-	-	1
Proceeds from divestment of 10% of issued ordinary share capital of ABG	-	-	186	-
Debt
Proceeds	-	3,060	133	5,110
Repayments	(18)	(2,066)	(93)	(3,271)
Dividends	(58)	(200)	(116)	(400)
Funding from non-controlling interests	-	19	2	32
Other financing activities (note 14C)	-	(14)	-	(22)
Net cash (used in) provided by financing activities from continuing operations	(76)	799	112	1,450
Net cash used in financing activities from discontinued operations	-	-	-	-
Net cash (used in) provided by financing activities	(76)	799	112	1,450
Effect of exchange rate changes on cash and equivalents	1	(9)	(4)	(11)
Net (decrease) increase in cash and equivalents	(127)	88	125	333
Cash and equivalents excluding assets classified as held for sale at the beginning of period	2,672	2,342	2,404	2,097
Add: cash and equivalents of assets classified as held for sale at the beginning of period	4	-	20	-
Cash and equivalents at the end of period	$2,549	$2,430	$2,549	$2,430
Less: cash and equivalents of assets classified as held for sale at the end of period	-	8	-	8
Cash and equivalents excluding assets classified as held for sale at the end of period	$2,549	$2,422	$2,549	$2,422

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2014	54	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2014	2013
ASSETS
Current assets
Cash and equivalents (note 19A)	$2,549	$2,404
Accounts receivable	377	385
Inventories (note 15)	2,644	2,679
Other current assets	386	421
Total current assets (excluding assets classified as held for sale)	5,956	5,889
Assets classified as held for sale	578	323
Total current assets	6,534	6,212

Non-current assets
Equity in investees	28	27
Other investments	103	120
Property, plant and equipment (note 16)	21,377	21,688
Goodwill (note 17)	5,519	5,835
Intangible assets	311	320
Deferred income tax assets	774	501
Non-current portion of inventory (note 15)	1,704	1,679
Other assets	1,085	1,066
Total assets	$37,435	$37,448
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,659	$2,165
Debt (note 19B)	187	179
Current income tax liabilities	105	75
Other current liabilities	306	303
Total current liabilities (excluding liabilities classified as held for sale)	2,257	2,722
Liabilities classified as held for sale	18	162
Total current liabilities	2,275	2,884

Non-current liabilities
Debt (note 19B)	12,973	12,901
Provisions	2,594	2,428
Deferred income tax liabilities	2,546	2,258
Other liabilities	1,053	976
Total liabilities	21,441	21,447
Equity
Capital stock (note 21)	20,862	20,869
Deficit	(7,878)	(7,581)
Accumulated other comprehensive loss	(43)	(69)
Other	321	314
Total equity attributable to Barrick Gold Corporation shareholders	13,262	13,533
Non-controlling interests (note 22)	2,732	2,468
Total equity	15,994	16,001
Contingencies and commitments (notes 15, 16 and 23)
Total liabilities and equity	$37,435	$37,448

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2014	55	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001
Net (loss) income	-	-	(181)	-	-	(181)	85	(96)
Total other comprehensive income	-	-	-	26	-	26	-	26
Total comprehensive (loss) income	-	-	(181)	26	-	(155)	85	(70)
Transactions with owners
Dividends	-	-	(116)	-	-	(116)	-	(116)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
Derecognition of stock option expense	-	(7)	-	-	-	(7)	-	(7)
Recognized on divestment of 10% of African Barrick Gold	-	-	-	-	7	7	177	184
Funding from non-controlling interests	-	-	-	-	-	-	2	2
Total transactions with owners	18	(7)	(116)	-	7	(116)	179	63
At June 30, 2014	1,164,670	$20,862	$(7,878)	$(43)	$321	$13,262	$2,732	$15,994

At January 1, 2013	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636
Net loss	-	-	(7,708)	-	-	(7,708)	(132)	(7,840)
Total other comprehensive loss	-	-	-	(350)	-	(350)	-	(350)
Total comprehensive loss	-	-	(7,708)	(350)	-	(8,058)	(132)	(8,190)
Transactions with owners
Dividends	-	-	(400)	-	-	(400)	-	(400)
Issued on exercise of stock options	44	1	-	-	-	1	-	1
Recognition of stock option expense	-	6	-	-	-	6	-	6
Funding from non-controlling interests	-	-	-	-	-	-	32	32
Other decrease in non-controlling interests	-	-	-	-	-	-	(14)	(14)
Total transactions with owners	44	7	(400)	-	-	(393)	18	(375)
At June 30, 2013	1,001,152	$17,933	$(4,839)	$113	$314	$13,521	$2,550	$16,071

1 Includes cumulative translation losses at June 30, 2014: $73 million (June 30, 2013: losses of $85 million).

2 Includes additional paid-in capital as at June 30, 2014: $283 million (December 31, 2013: $276 million; June 30, 2013: $276 million) and convertible borrowings - equity component as at June 30, 2014: $38 million (December 31, 2013: $38 million; June 30, 2013: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK SECOND QUARTER 2014	56	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, JPY, PGK, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Dominican Pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are concentrated in seven operating units; Goldstrike, Cortez, Pueblo Viejo, Lagunas Norte, Veladero, North America Portfolio and Australia Pacific. We also hold a 63.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a project under construction located in Saudi Arabia. We also have one project located in South America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2013, and have been consistently applied in the preparation of these interim financial statements. These interim consolidated financial statements were authorized for issuance by the Board of Directors on July 30, 2014.

B)	New Accounting Standards Effective in 2014

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. We performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on our consolidated financial statements.

C)	New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 15.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed annual consolidated financial statements for the year ended December 31, 2013. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 27 of the 2013 annual consolidated financial statements.

BARRICK SECOND QUARTER 2014	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

A)	Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended June 30, 2014 was an increase of $48 million (2013: $16 million decrease) and for the six months ended June 30, 2014 was an increase of $93 million (2013: $29 million decrease). The effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended June 30, 2014 was an increase of $2 million (2013: $3 million increase) and for the six months ended June 30, 2014 was an increase of $3 million (2013: $5 million increase).

B)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $100 million (2013: $329 million decrease) to the PER related to changes in the discount rate at our minesites for the three months ended June 30, 2014.

C)	Impairment and reversal of impairment for non-current assets and impairment of goodwill

Non-current assets other than goodwill are tested for impairment, or reversal of impairment, when events or changes in circumstances suggest that the carrying amount may not be fully recoverable, or an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified. We recorded $512 million (2013: $9.3 billion) of impairment charges for the three months ended June 30, 2014 and $524 million (2013: $9.3 billion) for the six months ended June 30, 2014.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012 and therefore we recognized an impairment reversal of $22 million.

We have not identified any other indicators that prior impairments are required to be tested for reversal in the three months ended June 30, 2014.

D)	Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows.

As part of our capital allocation strategy, we evaluate our capital expenditures in order to ensure they generate risk-adjusted return. We are also divesting assets that do not meet our investment criteria, including the sale of our Kanowna and Plutonic mines and our minority interest in Marigold for total cash proceeds of $175 million during the six months ended June 30, 2014.

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities or our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at June 30, 2014) requires Barrick to maintain a consolidated tangible net worth (CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.1 billion as at June 30, 2014).

BARRICK SECOND QUARTER 2014	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

4 > DIVESTITURES

A)	Divestment of 50 percent interest in Jabal Sayid

On July 13, 2014, Barrick entered into an agreement to form a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50 percent owned by the Saudi Arabian government, will acquire its 50 percent interest in the new joint venture company for cash consideration of $210 million. The acquisition is expected to be completed in the fourth quarter of 2014 and is subject to customary closing conditions. As at June 30, 2014, all of the assets and liabilities of Jabal Sayid were classified as held for sale, as the transaction would result in a loss of control. Consequently the assets and liabilities were written down to their fair value less costs of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill. Refer to note 18 for further details of the impairment loss.

B)	Disposition of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of $22 million. In addition, on March 1, 2014, we completed the sale of our Kanowna mine for total cash consideration of $67 million. Both of the mines were part of our Australia Pacific operating unit. The transactions resulted in a gain of $3 million for the six months ended June 30, 2014.

C)	Disposition of 10 percent interest in ABG

On March 11, 2014, we completed the divestment of 41 million ordinary shares in ABG, representing 10 percent of the issued ordinary share capital of ABG for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling financial interest in ABG and continue to consolidate ABG. We have accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

D)	Disposition of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, part of our North America Portfolio operating unit, for total cash consideration of $86 million. The transaction resulted in a gain of $24 million, which we recorded in the second quarter.

E)	Disposition of Barrick Energy

On July 31, 2013, we closed the sale of Barrick Energy for total proceeds of $435 million, consisting of $387 million in cash and a future royalty of $48 million. As a result of the sale, we recognized a loss of $506 million for the six months ended June 30, 2013 representing the difference between expected proceeds and our carrying value.

The condensed statements of income for the three and six months ended June 30, 2013 in respect to Barrick Energy, which has been disclosed as a discontinued operation in the consolidated statements of income, is as follows:

	For the three months ended June 30	For the six months ended June 30
	2013	2013

Revenue	$ 42	$ 80
Cost of sales[1]	35	69
Loss on re-measurement	506	506
Other expense	4	13
Loss before finance items and income taxes	(503)	(508)
Finance items	(1)	(1)
Loss before income taxes	(504)	(509)
Income tax (expense) recovery	(1)	12
Net loss	$ (505)	$ (497)
[1]	Includes depreciation of $19 million for the three months ended June 30, 2013 and $38 million for the six months ended June 30, 2013.

BARRICK SECOND QUARTER 2014	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended June 30, 2014	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Other expenses (income)[1]	Segment income (loss)
Gold
Goldstrike	$ 264	$ 106	$ 30	$ 1	$ 3	$ 124
Cortez	293	107	63	-	2	121
Pueblo Viejo	357	130	67	-	(3)	163
Lagunas Norte	154	47	11	-	4	92
Veladero	276	137	36	1	5	97
North America Portfolio	277	165	55	2	2	53
Australia Pacific	340	187	53	2	43	55
ABG	227	135	35	6	10	41
Copper[2]	238	166	29	-	7	36
Pascua-Lama	-	-	6	-	49	(55)
	$ 2,426	$ 1,180	$ 385	$ 12	$ 122	$ 727

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended June 30, 2013	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Other expenses (income)[1]	Segment income (loss)
Gold
Goldstrike	$ 250	$ 142	$ 22	$ -	$ 2	$ 84
Cortez	588	75	90	5	1	417
Pueblo Viejo	248	96	36	-	7	109
Lagunas Norte	197	53	13	-	4	127
Veladero	215	85	35	2	7	86
North America Portfolio	301	169	53	1	11	67
Australia Pacific	701	364	86	8	(8)	251
ABG	244	161	49	3	19	12
Copper[2]	421	213	57	-	20	131
Pascua-Lama	-	-	-	-	139	(139)
	$ 3,165	$ 1,358	$ 441	$ 19	$ 202	$ 1,145

BARRICK SECOND QUARTER 2014	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2014	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Other expenses (income)[1]	Segment income (loss)
Gold
Goldstrike	$ 624	$ 268	$ 72	$ 1	$ 5	$ 278
Cortez	544	184	115	-	5	240
Pueblo Viejo	747	285	120	-	(5)	347
Lagunas Norte	356	103	26	-	7	220
Veladero	456	226	66	1	18	145
North America Portfolio	585	340	114	3	6	122
Australia Pacific	753	416	116	3	31	187
ABG	442	264	65	11	21	81
Copper[2]	543	377	71	-	20	75
Pascua-Lama	-	-	8	-	161	(169)
	$ 5,050	$ 2,463	$ 773	$ 19	$ 269	$ 1,526

Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2013	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Other expenses (income)[1]	Segment income (loss)
Gold
Goldstrike	$ 645	$ 290	$ 47	$ -	$ 7	$ 301
Cortez	1,142	137	158	5	7	835
Pueblo Viejo	409	153	54	-	8	194
Lagunas Norte	436	104	26	2	6	298
Veladero	512	187	79	5	14	227
North America Portfolio	622	342	98	2	12	168
Australia Pacific	1,458	744	162	12	6	534
ABG	497	315	99	8	26	49
Copper[2]	804	480	97	-	39	188
Pascua-Lama	-	-	1	-	190	(191)
	$ 6,525	$ 2,752	$ 821	$ 34	$ 315	$ 2,603

[1]

Other expenses include accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2014, accretion expense was $13 million (2013: $12 million) and for the six months ended June 30, 2014, accretion expense was $27 million (2013: $24 million).

[2]	The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.

BARRICK SECOND QUARTER 2014	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to (Loss) Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Segment income	$ 727	$ 1,145	$ 1,526	$ 2,603
Other revenue[1]	6	36	14	75
Other cost of sales/amortization[1]	(25)	(33)	(46)	(69)
Exploration not attributable to segments	(37)	(37)	(59)	(69)
Evaluation not attributable to segments	(4)	(2)	(7)	(3)
General and administrative expenses	(82)	(99)	(185)	(197)
Other (expense) income not attributable to segments	(33)	42	(100)	54
Impairment charges not attributable to segments	(512)	(9,327)	(524)	(9,332)
Finance income	3	2	6	5
Finance costs (includes non segment accretion)	(187)	(149)	(374)	(245)
Gain on non-hedge derivatives	44	13	65	55
(Loss) income from continuing operations before income taxes	$ (100)	$ (8,409)	$ 316	$ (7,123)

1 Includes revenue and costs from Pierina which is not part of any of our operating segments. Pierina entered closure in 2013.

Asset Information	Total Assets		Segment capital expenditures[1]
	As at June 30	As at December 31	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013	2014	2013
Gold
Goldstrike	$ 2,390	$ 2,222	$ 138	$ 137	$ 254	$ 224
Cortez	3,013	3,042	66	126	120	247
Pueblo Viejo	4,804	4,836	40	66	71	83
Lagunas Norte	675	614	19	42	43	68
Veladero	662	634	33	53	64	100
North America Portfolio	1,510	1,525	36	94	81	156
Australia Pacific	1,644	1,669	26	117	65	231
ABG	1,592	1,515	59	102	115	208
Copper	2,365	3,018	83	123	151	224
Pascua-Lama	2,688	2,593	(12)	494	31	1,176
Segment total	21,343	21,668	488	1,354	995	2,717
Cash and equivalents	2,549	2,404	-	-	-	-
Other current assets	3,407	3,485	-	-	-	-
Other investments	103	120	-	-	-	-
Intangible assets	311	320	-	-	-	-
Deferred income tax assets	774	501	-	-	-	-
Assets held for sale	578	323			-	-
Goodwill	5,519	5,835	-	-	-	-
Other items not allocated to segments[2]	2,851	2,792	14	28	16	65
Total	$ 37,435	$ 37,448	$ 502	$ 1,382	$ 1,011	$ 2,782

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2014, cash expenditures were $616 million (2013: $1,552 million) and the decrease in accrued expenditures was $114 million (2013: $170 million decrease). For the six months ended June 30, 2014, cash expenditures were $1,232 million (2013: $2,931 million) and the decrease in accrued expenditures was $221 million (2013: $149 million decrease).

[2]	Primarily relates to long lived assets at Cerro Casale, Pierina and Donlin Gold.

BARRICK SECOND QUARTER 2014	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Gold bullion sales[1]
Spot market sales	$ 2,088	$ 2,672	$ 4,317	$ 5,561
Concentrate sales	62	57	112	130
	2,150	2,729	4,429	5,691
Copper sales[1]
Copper cathode sales	174	273	345	487
Concentrate sales	63	148	197	317
	237	421	542	804
Other metal sales[2]	45	51	93	105
Total	$ 2,432	$ 3,201	$ 5,064	$ 6,600
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 19C).
[2]	Revenues include the sale of by-products for our gold and copper mines.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at June 30, 2014 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000’s)		Impact on net income before taxation of 10% movement in market price US$M
For the six months ended June 30	2014	2013	2014	2013
Copper pounds	18	60	$ 6	$ 18
Gold ounces	17	30	2	4

For the three months ended June 30, 2014, our provisionally priced copper sales included provisional pricing gains of $4 million (2013: $18 million losses) and our provisionally priced gold sales included provisional pricing losses of $1 million (2013: $5 million losses). For the six months ended June 30, 2014, our provisionally priced copper sales included provisional pricing losses of $15 million (2013: $25 million losses) and our provisionally priced gold sales included provisional pricing gains of $2 million (2013: $7 million losses).

At June 30, 2014, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.19/lb (2013: $3.06/lb) and $1,278/oz (2013: $1,343/oz), respectively. The sensitivities in the above table show the impact of a 10 percent change in commodity prices, while holding all other variables constant.

7 > COST OF SALES

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Direct mining cost[1,2]	$ 1,117	$ 1,301	$ 2,332	$ 2,619
Depreciation	400	453	802	849
Royalty expense	73	78	148	174
	$ 1,590	$ 1,832	$ 3,282	$ 3,642
[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $25 million for the three months ended June 30, 2104 (2013: $17 million) and $41 million for the six months ended June 30, 2014 (2013: $18 million).

[2]	Direct mining cost includes the costs of extracting by-products.

8 > EXPLORATION AND EVALUATION

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Exploration:
Minesite exploration	$ 10	$ 13	$ 17	$ 26
Global programs	37	37	59	69
	47	50	76	95
Evaluation costs	6	8	9	11
Exploration and evaluation expense[1]	$ 53	$ 58	$ 85	$ 106
[1]	Approximates the impact on operating cash flow.

BARRICK SECOND QUARTER 2014	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EARNINGS PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2014		2013		2014		2013
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Loss from continuing operations	$ (223)	$ (223)	$ (8,196)	$ (8,196)	$ (96)	$ (96)	$ (7,343)	$ (7,343)
Loss from discontinued operations	-	-	(505)	(505)	-	-	(497)	(497)
Income (loss) attributable to non-controlling interests	(46)	(46)	146	146	(85)	(85)	132	132
Net loss attributable to equity holders of Barrick Gold Corporation	$ (269)	$ (269)	$ (8,555)	$ (8,555)	$ (181)	$ (181)	$ (7,708)	$ (7,708)
Weighted average shares outstanding	1,165	1,165	1,001	1,001	1,165	1,165	1,001	1,001
Effect of dilutive securities - stock options	-	-	-	-	-	-	-	-
	1,165	1,165	1,001	1,001	1,165	1,165	1,001	1,001
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Loss from continuing operations	$ (0.23)	$ (0.23)	$ (8.04)	$ (8.04)	$ (0.16)	$ (0.16)	$ (7.20)	$ (7.20)
Loss from discontinued operations	$ -	$ -	$ (0.51)	$ (0.51)	$ -	$ -	$ (0.50)	$ (0.50)
Net loss	$ (0.23)	$ (0.23)	$ (8.55)	$ (8.55)	$ (0.16)	$ (0.16)	$ (7.70)	$ (7.70)

10 > OTHER EXPENSES

A Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Corporate social responsibility	$ 24	$ 28	$ 40	$ 40
Changes in estimate of rehabilitation costs at closed mines	23	(47)	42	(52)
Net currency translation losses[1]	31	24	110	41
Severance and demobilization (reversals) costs - Pascua-Lama	(15)	53	15	66
Severance - other	-	10	4	10
Project care and maintenance costs - Pascua-Lama	41	25	47	41
Project care and maintenance costs - Jabal Sayid	6	12	16	28
Cost reduction program consulting fees	14	-	14	-
Lease termination charges	15	-	15	-
Gain on sale of long-lived assets/investments	(22)	(1)	(23)	(9)
Other income[2]	(9)	(13)	(15)	(21)
Other expense	34	57	77	93
Total	$ 142	$ 148	$ 342	$ 237
[1]	Amounts attributable to currency translation losses on working capital.
[2]	For the three months ended June 30, 2014, includes incidental revenue and costs of $26 million and $22 million respectively from the Monte Rio power plant. For the six months ended June 30, 2014, includes incidental revenue and costs of $41 million and $35 million respectively.

B Impairment Charges

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Impairment of long-lived assets[1]	$ 182	$ 6,936	$ 185	$ 6,936
Impairment of other intangibles[1]	-	112	7	112
	182	7,048	192	7,048
Impairment of goodwill[1]	316	2,264	316	2,264
Impairment of available for sale investments	14	15	16	20
Total	$ 512	$ 9,327	$ 524	$ 9,332
[1]	Refer to note 18.

11 > GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Corporate administration	$ 43	$ 46	$ 101	$ 98
Operating segment administration	39	53	84	99
Total	$ 82	$ 99	$ 185	$ 197

BARRICK SECOND QUARTER 2014	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > FINANCE COSTS

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Interest	$ 184	$ 197	$ 366	$ 375
Amortization of debt issue costs	5	10	10	13
Gains on interest rate hedges	(1)	(1)	(1)	(1)
Interest capitalized	(7)	(61)	(14)	(151)

Accretion	19	16	40	33
Total	$ 200	$ 161	$ 401	$ 269

13 > INCOME TAX EXPENSE (RECOVERY)

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Current	$ 201	$ 357	$ 395	$ 606
Deferred	(78)	(570)	17	(386)
	$ 123	$ (213)	$ 412	$ 220

The tax rate for income in the six months ended June 30, 2014 was 130% (2013: 3%). After adjusting for the impact of net currency translation losses on deferred tax balances, the impact of impairment charges, asset sales and non-hedge derivatives, the impact of restructuring internal debt to equity and the impact of non-deductible foreign exchange losses, the underlying effective tax rate for ordinary income (loss) in the six months ended June 30, 2014 was 50% (2013: 30%).

The increase in the effective tax rate for ordinary income (loss) from 30% in the six months ended June 30, 2013 to 50% in the six months ended June 30, 2014, arose primarily due to the Pueblo Viejo Special Lease Agreement amendment, which was substantively enacted in third quarter 2013, as well as certain expenditures with no offsetting recognition of deferred tax assets in 2014, primarily at our Pascua Lama project.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean net deferred tax liabilities. In the six months ended June 30, 2014 and 2013, tax expense of $44 million and $10 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentinean peso against the US dollar. These translation gains/losses are included within deferred income tax expense/recovery.

Restructure of Internal Debt to Equity

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

BARRICK SECOND QUARTER 2014	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

14 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Adjustments for non-cash income statement items:
Net currency translation losses (note 10A)	$ 31	$ 24	$ 110	$ 41
RSU expense	4	(16)	12	(12)
Stock option expense (recovery)	(7)	4	(7)	6
Change in estimate of rehabilitation costs at closed mines	23	(47)	42	(52)
Net inventory impairment charges (note 15)	25	17	41	18
Cash flow arising from changes in:
Derivative assets and liabilities	(35)	(79)	(68)	(137)
Other current assets	4	(13)	(8)	(27)
Value added tax recoverable	-	(26)	34	(35)
Accounts receivable	15	(72)	1	1
Other current liabilities	(7)	51	(7)	29
Prepaid assets	34	41	28	127
Accounts payable and accrued liabilities	(17)	(81)	(294)	(214)
Other assets and liabilities	(34)	(89)	(70)	(185)
Settlement of rehabilitation obligations	(20)	(14)	(39)	(25)
Other net operating activities	$ 16	$ (300)	$ (225)	$ (465)

B Investing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Value added tax recoverable on project capital expenditures	$ (39)	$ (54)	$ (58)	$ (126)
Derivative settlements	-	27	-	20
Other	-	(19)	(21)	(25)
Other net investing activities	$ (39)	$ (46)	$ (79)	$ (131)

C Financing Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Financing fees on long-term debt	$ -	$ (16)	$ -	$ (24)
Other	-	2	-	2
Other net financing activities	$ -	$ (14)	$ -	$ (22)

BARRICK SECOND QUARTER 2014	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > INVENTORIES

	Gold		Copper
	As at June 30, 2014	As at December 31, 2013	As at June 30, 2014	As at December 31, 2013
Raw materials
Ore in stockpiles	$ 1,956	$ 1,835	$ 203	$ 236
Ore on leach pads	347	334	340	320
Mine operating supplies	1,004	1,027	129	151
Work in process	219	209	6	6
Finished products
Gold doré	94	177	-	-
Copper cathode	-	-	20	12
Copper concentrate	-	-	10	47
Gold concentrate	20	4	-	-
	$ 3,640	3,586	708	772
Non-current ore in stockpiles[1]	(1,563)	(1,477)	(141)	(202)
	$ 2,077	$ 2,109	$ 567	$ 570
[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Inventory impairment charges	$ 25	$ 17	$ 41	$ 25
Inventory impairment charges reversed	-	-	-	(7)

Purchase Commitments

At June 30, 2014, we had purchase obligations for supplies and consumables of $1,099 million.

16 > PROPERTY, PLANT AND EQUIPMENT

	As at June 30, 2014	As at December 31, 2013
Depreciable assets	$ 14,996	$ 14,761

Non-depreciable assets
Projects
Pascua-Lama	2,187	2,053
Cerro Casale[1]	1,920	1,920
Jabal Sayid[2]	-	687
Donlin Gold	133	125
Construction-in-progress[3]	1,877	1,870
Acquired mineral resources and exploration potential	264	272
	$ 21,377	$ 21,688
[1]	Amount presented on a 100% basis and includes our partner’s non-controlling interest.
[2]	Refer to note 4A for further details.
[3]	Represents assets under construction at our operating mine sites.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $81 million at June 30, 2014.

17 > GOODWILL

	As at June 30, 2014	As at December 31, 2013
Gold
Goldstrike	$ 730	$ 730
Cortez	869	869
Pueblo Viejo	412	412
Lagunas Norte	247	247
Veladero	195	195
North America Portfolio	758	758
Australia Pacific	206	206
Gold carrying amount	$ 3,417	$ 3,417
Copper[1]	2,102	2,418
Total carrying amount	$ 5,519	$ 5,835
[1]	Refer to note 4A for further details.

BARRICK SECOND QUARTER 2014	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 20 of the Annual Consolidated Financial Statements for further information.

A	Summary of impairments (reversals)

For the three months ended June 30, 2014, we recorded impairment losses of $196 million (2013: $7.0 billion) for non-current assets and $316 million (2013: $2.3 billion) for goodwill, as summarized in the following table:

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Pascua-Lama	$ -	$ 5,164	$ -	$ 5,164
Copper goodwill	316	1,033	316	1,033
Australia goodwill	-	649	-	649
Buzwagi	-	721	-	721
Capital project goodwill	-	397	-	397
Jabal Sayid	198	501	198	501
Lumwana	4	-	4	-
ABG goodwill	-	185	-	185
Kanowna	-	107	-	107
North Mara	-	153	-	153
Granny Smith	-	73	-	73
Plutonic	-	20	-	20
Darlot	-	36	-	36
Pierina	-	140	-	140
Exploration (Tusker, Kainantu, Saudi Licenses)	-	112	7	112
PV Barge reversal	(22)	-	(22)	-
Ruby Hill	-	4	-	4
AFS Investments	14	15	16	20
Tulawaka	-	16	-	16
Other	2	1	5	1
Total	$ 512	$ 9,327	$ 524	$ 9,332

Indicators of impairment

Second Quarter 2014

As at June 30, 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the FVLCD, and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. Subsequent to quarter end, on July 13, 2014 we signed an agreement to sell a 50% interest of Jabal Sayid for cash proceeds of $210 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012 and therefore we recognized an impairment reversal of $22 million.

Second Quarter 2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $7.0 billion, including a $5.2 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $501 million related to the Jabal Sayid project in our copper segment; $874 million related to Buzwagi and North Mara in African Barrick Gold; $236 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $140 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and African Barrick Gold segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price

BARRICK SECOND QUARTER 2014	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our African Barrick Gold segment was negatively impacted by significant changes in the life of mine (“LOM”) plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are used. For further details refer to note 20 of the Annual Consolidated Financial Statements.

The key assumptions used in our impairment testing in second quarter 2014 and second quarter 2013 are summarized in the table below:

	Second Quarter 2014	Second Quarter 2013
Gold price per oz	N/A	$1,300
Silver price per oz	N/A	$23
Copper price per lb	$3.25	$3.25
WACC - gold (range)	N/A	3% - 8%
WACC - gold (avg)	N/A	5%
WACC - copper (range)	7% - 9%	6% - 8%
WACC - copper (avg)	7%	7%
NAV multiple - gold (avg)	N/A	1.2
LOM years - gold (range)	N/A	2 - 34
LOM years - gold (avg)	N/A	14
LOM years - copper (range)	14 - 24	13 - 33
LOM years - copper (avg)	18	21

Sensitivities

Based on the results of our last impairment test performed in fourth quarter 2013, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at June 30, 2014	Carrying value
Copper segment[1,2,3]	$ 4,346
Cerro Casale	1,514
Australia Pacific segment[1,2]	1,467
Lumwana[1]	996
Veladero[1,2]	759
Jabal Sayid	560
Porgera[1]	367
North Mara[1]	347
Round Mountain[1]	149
[1]	These operating segments/CGUs have been impaired in either 2012, 2013 or 2014 and therefore their fair value approximates carrying value.
[2]	Includes goodwill (refer to note 17).
[3]	Due to the classification of held for sale, Jabal Sayid is not included in this figure.

BARRICK SECOND QUARTER 2014	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

19 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B  Debt

	As at June 30, 2014	As at December 31, 2013
2.9%/4.4%/5.7% notes[1]	$ 2,408	$ 2,406
3.85%/5.25% notes	1,983	1,983
5.8% notes	395	395
5.75%/6.35% notes	855	855
Other fixed rate notes[2]	2,718	2,712
Project financing[3]	895	941
Capital leases	379	240
Other debt obligations	806	829
2.5%/4.10%/5.75% notes[4]	2,579	2,577
ABG credit facility[5]	142	142
	$ 13,160	$ 13,080
Less: current portion	(187)	(179)
	$ 12,973	$ 12,901

[1]

Consists of $2.4 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $229 million of BGC notes due 2016, $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[2]

Consists of $2.8 billion in conjunction with our wholly-owned subsidiary Barrick North American Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $750 million of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. We provide an unconditional and irrevocable guarantee on all BNAF and BPDAF notes and generally provide such guarantees on all BNAF and BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[3]

Consists of original tranches of $400 million, $375 million and $260 million. The coupon rates of the $400 million tranche and the $260 million tranche both increased from LIBOR + 3.25% to LIBOR plus 4.1% (inclusive of political risk insurance premium) effective April 26 in accordance with the terms of the financing agreement.

[4]

Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of BGC notes due 2018, $1.5 billion of BGC notes due 2023 and $850 million of BNAF notes due 2043. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[5]	Consists of an export credit backed term loan facility.

BARRICK SECOND QUARTER 2014	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Derivative Instruments at June 30, 2014

	Notional amount by term to maturity				Accounting classification by notional amount
	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - float swap positions	$ -	$ 57	$ 85	$ 142	$ 142	$ -	$ -	$ 1
Total receive - fixed swap positions	100	-	400	500	-	400	100	7
Currency contracts
A$:US$ contracts (A$ millions)	339	250	-	589	481	-	108	(25)
C$:US$ contracts (C$ millions)	213	120	-	333	333	-	-	-
CLP:US$ contracts (CLP millions)	80,750	39,000	-	119,750	69,979	-	49,771	(4)
PGK:US$ contracts (PGK millions)	17	-	-	17	-	-	17	-
ZAR:US$ contracts (ZAR millions)	626	171	-	797	171	-	626	(1)
Commodity contracts
Copper collar sell contracts (millions of pounds)	130	-	-	130	117	-	13	5
Diesel contracts (thousands of barrels)[1]	1,758	4,440	2,040	8,238	-	-	8,238	69

[1]

Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps and options. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Consolidated Balance Sheet Classification	Fair Value at June 30, 2014	Fair Value at December 31, 2013	Consolidated Balance Sheet Classification	Fair Value at June 30, 2014	Fair Value at December 31, 2013
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 8	$ 6	Other liabilities	$ 1	$ 1
Currency contracts	Other assets	1	-	Other liabilities	13	55
Commodity contracts	Other assets	5	7	Other liabilities	-	-
Total derivatives classified as hedging instruments		$ 14	$ 13		$ 14	$ 56

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 1	$ 2	Other liabilities	$ -	$ -
Currency contracts	Other assets	14	12	Other liabilities	32	39
Commodity contracts	Other assets	69	20	Other liabilities	-	11
Total derivatives not designated as hedging instruments		$ 84	$ 34		$ 32	$ 50
Total derivatives		$ 98	$ 47		$ 46	$ 106

As of June 30, 2014, we had 23 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $75 million), 4 hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 22%. We have 8 counterparties with which we are in a net liability position, for a total net liability of $23 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK SECOND QUARTER 2014	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total
At January 1, 2014	$ 18	$ -	$ (4)	$ 53	$ (2)	$ -	$ (26)	$ 39
Effective portion of change in fair value of hedging instruments	-	-	1	23	7	-	(2)	29
Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	-	2	(61)	(4)	-	2	(61)
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	-	6	-	-	-	6
At June 30, 2014	$ 18	$ -	$ (1)	$ 21	$ 1	$ -	$ (26)	$ 13
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

D Gains (Losses) on Non-hedge Derivatives

	For the three months ended June 30		For the six months ended June 30
	2014	2013	2014	2013
Commodity contracts
Gold	$ -	$ -	$ -	$ 1
Silver	-	124	-	123
Copper	(1)	1	1	5
Fuel	58	(12)	72	(6)
Currency contracts	-	(19)	(2)	(2)
	$ 57	$ 94	$ 71	$ 121
Gains (losses) attributable to silver option collar hedges[1]	-	(52)	-	(32)
Gains (losses) attributable to copper option collar hedges[1]	(17)	(18)	(2)	(21)
Gains (losses) attributable to currency option collar hedges[1]	4	(11)	2	(13)
Hedge ineffectiveness	-	-	(6)	-
	$ (13)	$ (81)	$ (6)	$ (66)
	$ 44	$ 13	$ 65	$ 55
[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

20 > FAIR VALUE MEASUREMENTS

A Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2014	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,549	$ -	$ -	$ 2,549
Available-for-sale securities	103	-	-	103
Derivatives	-	52	-	52
Receivables from provisional copper and gold sales	-	168	$ -	168
	$ 2,652	$ 220	$ -	$ 2,872

BARRICK SECOND QUARTER 2014	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

    B Fair Values of Financial Assets and Liabilities

	As at Jun. 30, 2014		As at Dec. 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 168	$ 168	$ 167	$ 167
Available-for-sale securities[1]	103	103	120	120
Derivative assets	98	98	47	47
	$ 369	$ 369	$ 334	$ 334
Financial liabilities
Debt[2]	13,160	13,817	13,080	12,525
Derivative liabilities	46	46	106	106
Other liabilities	358	358	355	355
	$ 13,564	$ 14,221	$ 13,541	$ 12,986
[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C Assets Measured at Fair Value on a Non-Recurring Basis

As at June 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Property, plant and equipment[1]	$ -	$ -	$ 527	$ 527

Intangible assets[2]	-	-	2	2

Goodwill[3]	-	-	2,102	2,102
[1]	Property, plant and equipment were written down by $185 million which was included in earnings in this period, to their fair value less costs of disposal of $527 million.
[2]	Intangible assets were written down by $7 million which was included in earnings in this period, to their fair value less costs of disposal of $2 million.
[3]	Goodwill was written down by $316 million which was included in earnings in this period, to their fair value of $2,102 million.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-

for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

BARRICK SECOND QUARTER 2014	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

21 > CAPITAL STOCK

A Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,669,608 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil), the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil) and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

22 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG	Cerro Casale	Total
At January 1, 2014	$ 1,432	$ 522	$ 514	$ 2,468
Share of income (loss)	60	27	(2)	85
Cash contributed	-	-	2	2
Increase in non-controlling interest[1]	-	177	-	177
At June 30, 2014	$ 1,492	$ 726	$ 514	$ 2,732
[1]	Primarily represents the increase in non-controlling interests as a result of divestment of 10% of issued ordinary share capital of ABG (see note 4C).

23 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 21 “Contingencies” to the Company’s interim consolidated financial statements for the three months ended March 31, 2014 (the “Q1 Interim Consolidated Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Q1 Interim Consolidated Financial Statements.

The description set out below should be read in conjunction with the Contingencies notes to the Company’s Q1 Interim Consolidated Financial Statements and audited consolidated financial statements for the year ended December 31, 2013.

A) Litigation and Claims Update

U.S. Shareholder Class Action

The Defendants’ motion to dismiss has been fully briefed and oral arguments are scheduled for September 5, 2014.

Proposed Canadian Securities Class Actions

In April and May 2014, three additional proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project, bringing the total number of Canadian proceedings to seven (three in Ontario, two in Alberta, one in Saskatchewan, and one in Quebec). The three new proceedings were commenced in the Superior Court of Quebec, the Court of Queen’s Bench of Alberta, and the Saskatchewan Court of Queen’s Bench, respectively. As was the case with the original four actions, the allegations in the three new Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action” above). Of the seven proposed class actions, two of the Ontario claims, one of the Alberta claims, the Quebec claim and the Saskatchewan claim have been formally served on the Company.

The Quebec action was commenced and served on April 30, 3014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced by Statement of Claim on May 23, 2014, and was served on June 6, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014, and was served on the Company on May 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-

BARRICK SECOND QUARTER 2014	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

Barrick intends to vigorously defend all of these proceedings, to the extent that the proposed representative plaintiffs and their lawyers pursue them.

Pascua-Lama – Constitutional Protection Action

CMN successfully collected payment of its costs in defending the matter from the plaintiff. The action is now terminated.

Pascua-Lama – Challenge to SMA Regulatory Sanction

CMN’s appeal of the March 3, 2014 decision of the Environmental Court is currently pending a hearing before the Chilean Supreme Court.

Pascua-Lama – Environmental Damage Claim

Hearings in this matter are ongoing.

Cortez Hills Complaint

All deadlines for further appeal have passed and the matter is now closed.

B) Other Contingencies Update

Jabal Sayid

The Company has entered into an agreement with Ma’aden to form a joint venture to operate the Jabal Sayid copper project. The agreement contemplates that the Company and Ma’aden will own equal shares of a new joint venture company established to hold the Jabal Sayid assets. The DMMR has approved the proposed transaction and is expected to withdraw its cessation orders upon closing, which is expected to occur in the fourth quarter of 2014 and is subject to customary closing conditions.

BARRICK SECOND QUARTER 2014	75	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE

Barrick Gold Corporation

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Canada         M5J 2S1

Tel: (416) 861-9911     Fax: (416) 861-0727

Toll-free throughout North America: 1-800-720-7415

Email: investor@barrick.com

Website: www.barrick.com

SHARES LISTED

ABX – The New York Stock Exchange

           The Toronto Stock Exchange

TRANSFER AGENTS AND REGISTRARS

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec, Canada H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, NY     11219

Tel: 1-800-387-0825

Toll-free throughout North America

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

INVESTOR CONTACT	MEDIA CONTACT
Amy Schwalm Vice President, Investor Relations Tel: (416) 307-7422	Andy Lloyd Vice President, Communications Tel: (416) 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter Report 2014, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2014 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.